                                                FILED PURSUANT TO RULE 424(b)(5)
                                                       REGISTRATION NO.333-57163

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 27, 1998)

                               5,000,000 SHARES

                     HEALTH CARE PROPERTY INVESTORS, INC.
             8.70% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK
                    (LIQUIDATION PREFERENCE $25 PER SHARE)

                               ---------------

  Dividends on the 8.70% Series B Cumulative Redeemable Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), of Health Care Property Investors, Inc. (the "Company") will be cumulative from the date of original issue and will be payable quarterly on or about the last day of March, June, September and December of each year, commencing September 30, 1998, at the rate of 8.70% of the liquidation preference per annum (equivalent to $2.175 per annum per share). See "Description of Series B Preferred Stock-- Dividends."

  The Series B Preferred Stock is not redeemable prior to September 30, 2003. On or after such date, the Series B Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends, if any, thereon. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include shares of other series of preferred stock. The Series B Preferred Stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of Series B Preferred Stock--Redemption." In order to assist the Company in maintaining its qualification as a real estate investment trust for federal income tax purposes, the number of shares of Series B Preferred Stock that may be owned by any single person or affiliated group will be restricted. See "Description of Series B Preferred Stock--Restrictions on Ownership and Transfer."

  The Company is applying for approval from the New York Stock Exchange (the "NYSE") to list the Series B Preferred Stock on the NYSE. If so approved, trading of the Series B Preferred Stock on the NYSE is expected to commence within a 30-day period after the date of initial delivery of the Series B Preferred Stock. See "Underwriting."

                               ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
   PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                       PRICE TO     UNDERWRITING   PROCEEDS TO
                                      PUBLIC(1)     DISCOUNT(2)     COMPANY(3)
-------------------------------------------------------------------------------
Per Share..........................     $25.00         $.7875        $24.2125
-------------------------------------------------------------------------------
Total(4)...........................  $125,000,000    $3,937,500    $121,062,500

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Plus accrued dividends, if any, from the date of original issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $300,000.
(4) The Company has granted to the Underwriters an option to purchase up to an additional 750,000 shares of Series B Preferred Stock to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $143,750,000, $4,528,125 and $139,221,875, respectively. See
    "Underwriting."
                               ---------------

  The shares of Series B Preferred Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Series B Preferred Stock will be made in New York, New York on or about September 4, 1998.
                               ---------------
MERRILL LYNCH & CO.
            MORGAN STANLEY DEAN WITTER
                         PAINEWEBBER INCORPORATED
                                      PRUDENTIAL SECURITIES INCORPORATED
                                                           SALOMON SMITH BARNEY
                               ---------------
         The date of this Prospectus Supplement is September 1, 1998.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES OF SERIES B PREFERRED STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF SHARES OF SERIES B PREFERRED STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus. This Prospectus Supplement should be read in conjunction with the accompanying Prospectus relating to the issuance of up to $600,000,000 aggregate offering price of Securities. Unless otherwise indicated, the information in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  Health Care Property Investors, Inc. (the "Company"), a Maryland corporation, was organized in March 1985 to qualify as a real estate investment trust ("REIT"). The Company invests in health care related real estate located throughout the United States, including long-term care facilities, congregate care and assisted living facilities, acute care and rehabilitation hospitals, medical office buildings, physician group practice clinics and psychiatric facilities. Having commenced business more than 13 years ago, the Company today is the second oldest REIT specializing in health care real estate and is one of the largest health care REITs in terms of market value of common stock. The market value of the Company's common stock, $1.00 par value (the "Common Stock"), which is traded on the New York Stock Exchange under the ticker symbol "HCP," was approximately $1.0 billion as of August 31, 1998.

  In 1986, the Company received an initial senior debt rating of Baa1 by Moody's Investors Service, Inc. ("Moody's") and BBB by Standard & Poor's Ratings Group ("Standard & Poor's"), which was upgraded by Standard & Poor's in 1987 to BBB+. The Company has historically maintained these ratings and currently its senior debt is rated Baa1/BBB+/A- by Moody's, Standard & Poor's and Duff & Phelps Credit Rating Co. ("Duff & Phelps"), respectively. The Company believes that it has had an excellent track record in attracting and retaining key employees. The Company's five executive officers have worked with the Company on average for 12 years. The Company's annualized return on its common stock, assuming reinvestment of dividends and before income taxes, is approximately 19% over the period from its initial public offering in May 1985 through June 30, 1998.

  As of June 30, 1998, the gross acquisition price of the Company's 292 leased or mortgaged properties (the "Properties"), including joint venture acquisitions and mortgage loan acquisitions, was approximately $1.3 billion. As of June 30, 1998, the Company's portfolio of Properties, including equity investments, was comprised of 143 long-term care facilities, 79 congregate care and assisted living facilities, 20 medical office buildings, eight acute care hospitals, six freestanding rehabilitation facilities, 35 physician group practice clinics and one psychiatric care facility.

                                  THE OFFERING

Securities Offered..........  5,000,000 shares of 8.70% Series B Preferred
                              Stock (5,750,000 shares if the Underwriters' over-allotment option is exercised in full). The Company is applying for approval to list the Series B Preferred Stock on the NYSE, and if so approved, trading is expected to commence within a 30-day period after the initial delivery of the Series B Preferred Stock.

Maturity....................  The Series B Preferred Stock has no stated
                              maturity and will not be subject to any sinking fund or mandatory redemption.

Use of Proceeds.............  The net proceeds from the sale of the Series B
                              Preferred Stock offered hereby (approximately $120.8 million) are intended to be used for general corporate purposes, including to repay short term bank debt and to acquire additional properties.

Rank........................  The Series B Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank
                              (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, (ii) on a parity with the Company's 7 7/8% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock") and with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

Dividends...................  Dividends on the Series B Preferred Stock offered hereby will be cumulative from the date of original issue and are payable quarterly in arrears on or about the last day of March, June, September and December of each year, commencing September 30, 1998, at the rate of 8.70% of the liquidation preference per annum (equivalent to $2.175 per annum per share). Dividends on the Series B Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared.

Liquidation Preference......  The Series B Preferred Stock will have a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends thereon. See "Description of Series B Preferred Stock--Liquidation Rights."

Redemption..................  The Series B Preferred Stock is not redeemable prior to September 30, 2003. On and after September 30, 2003, the Series B Preferred Stock will be redeemable for cash at the option of the Company in whole or in part, at $25 per share, plus accrued and unpaid dividends thereon to the redemption date. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include shares of other series of preferred stock. See "Description of Series B Preferred Stock--Redemption."

Voting Rights...............  If dividends on the Series B Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of the Series B Preferred Stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred, including the Series A Preferred Stock, and are exercisable) will be entitled to vote for the election of two additional directors to serve on the Board of Directors of the Company until all dividend arrearages have been paid. So long as any shares of Series B Preferred Stock remain outstanding, the Company shall not, without the consent or the affirmative vote of the holders of two-thirds of the shares of Series B Preferred Stock outstanding at the time given in person or by proxy, either in writing or at a meeting (such Series B Preferred Stock voting separately as a class) (i) authorize, create or issue, or increase the authorized or issued amount of, any series of stock ranking prior to such Series B Preferred Stock with respect to payment of dividends, or the distribution of assets on liquidation, dissolution or winding up, or reclassify any authorized stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or (ii) repeal, amend or otherwise change any of the provisions applicable to the Series B Preferred Stock in any manner which materially and adversely affects the powers, preferences, voting power or other rights or privileges of the Series B Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or the creation or issuance of other series of preferred stock, or any increase in the amount of authorized shares of such series or of any other series of Preferred Stock, in each case ranking on a parity with (including the Series A Preferred Stock) or junior to the Series B Preferred Stock, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers. See "Description of Series B Preferred Stock--Voting Rights."

Conversion..................  The Series B Preferred Stock is not convertible or exchangeable for any other property or securities of the Company.

Ownership and Transfer
Limits......................  The Series B Preferred Stock will be subject to certain restrictions on ownership and transfer intended to assist the Company in maintaining its status as a REIT for federal income tax purposes. See "Description of Series B Preferred Stock-- Restrictions on Ownership and Transfer."

CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS

  Statements in this Prospectus Supplement and the accompanying Prospectus that are not historical factual statements are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward looking statements to be covered by the safe harbor provisions for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this paragraph for purposes of complying with these safe harbor provisions. The forward looking statements include, among other things, statements regarding the intent, belief or expectations of the Company and its officers and can be identified by the use of terminology such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "should" and other comparable terms or the negative thereof. In addition, the Company, through its senior management, from time to time makes forward looking oral and written public statements concerning the Company's expected future operations and other developments. Holders of Series B Preferred Stock and other investors are cautioned that, while forward looking statements reflect the Company's good faith beliefs and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Actual results may differ materially from the expectations contained in the forward looking statements as a result of various factors. Such factors include (i) legislative, regulatory, or other changes in the health care industry at the local, state or federal level which increase the costs of or otherwise affect the operations of the Company's Lessees (as defined below); (ii) changes in the reimbursement available to the Company's Lessees and mortgagors by governmental or private payors, including changes in Medicare and Medicaid payment levels and the availability and cost of third party insurance coverage; (iii) competition for Lessees and mortgagors, including with respect to new leases and mortgages and the renewal or roll-over of existing leases; (iv) competition for the acquisition and financing of health care facilities; (v) the ability of the Company's Lessees and mortgagors to operate the Company's properties in a manner sufficient to maintain or increase revenues and to generate sufficient income to make rent and loan payments; and (vi) changes in national or regional economic conditions, including changes in interest rates and the availability and cost of capital to the Company.

                                  THE COMPANY

  Health Care Property Investors, Inc. (the "Company"), a Maryland corporation, was organized in March 1985 to qualify as a real estate investment trust ("REIT"). The Company invests in health care related real estate located throughout the United States, including long-term care facilities, congregate care and assisted living facilities, acute care and rehabilitation hospitals, medical office buildings, physician group practice clinics and psychiatric facilities. Having commenced business more than 13 years ago, the Company today is the second oldest REIT specializing in health care real estate and is one of the largest health care REITs in terms of market value of common stock. The market value of the Company's Common Stock, which is traded on the New York Stock Exchange under the ticker symbol "HCP," was approximately $1.0 billion as of August 31, 1998.

  In 1986, the Company received an initial senior debt rating of Baa1 by Moody's and BBB by Standard & Poor's, which was upgraded by Standard & Poor's in 1987 to BBB+. The Company has historically maintained these ratings and currently its senior debt is rated Baa1/BBB+/A- by Moody's, Standard & Poor's and Duff & Phelps, respectively. The Company believes that it has had an excellent track record in attracting and retaining key employees. The Company's five executive officers have worked with the Company on average for 12 years. The Company's annualized return on its Common Stock, assuming reinvestment of dividends and before income taxes, is approximately 19% over the period from its initial public offering in May 1985 through June 30, 1998.

  As of June 30, 1998, the gross acquisition price of the Company's Properties, including joint venture acquisitions and mortgage loan acquisitions, was approximately $1.3 billion. The Company's portfolio of Properties, including equity investments, was comprised of 143 long-term care facilities, 79 congregate care and assisted living facilities, 20 medical office buildings, eight acute care hospitals, six rehabilitation hospitals, 35 physician group practice clinics and one psychiatric care facility. As of June 30, 1998, the Company owned an interest in 268 Properties located in 40 states of which 260 are leased or subleased pursuant to long term leases (the "Leases") to 73 health care providers (the "Lessees"), including affiliates of Vencor, Inc. ("Vencor"), Tenet Healthcare Corporation ("Tenet"), HealthSouth Corporation ("HealthSouth"), Emeritus Corporation ("Emeritus"), Centennial HealthCare Corporation ("Centennial"), Columbia/HCA Healthcare Corporation ("Columbia") and Beverly Enterprises, Inc. ("Beverly"). The remaining eight Properties are medical office buildings ("MOBs") which are operated by independent property management companies on behalf of the Company. These MOBs are leased to multiple tenants under gross or triple net leases. Of the Lessees, only Vencor accounted for more than 10% of the Company's revenue for the year ended December 31, 1997 and the six months ended June 30, 1998. As of June 30, 1998, the Company also held mortgage loans (the "Loans") on 24 Properties that are owned and operated by 12 health care providers including Beverly, Columbia and Tenet.

  The initial base rental rates of the Leases entered into by the Company during the three years and six months ended June 30, 1998 have generally ranged from 9% to 12% per annum of the acquisition price of the related Property. Rental rates vary by Lease, taking into consideration many factors, including, but not limited to, credit worthiness of the Lessee, operating performance of the facility, interest rates at the commencement of the Lease, and location, type and physical condition of the facility. Most of the Leases provide for additional rents which are based upon a percentage of increased revenue over specific base period revenue of the leased Properties. Initial interest rates on Loans held by the Company and entered into during the three years and six months ended June 30, 1998 have generally ranged from 9% to 12% per annum. Certain Leases and Loans have annual fixed rent or interest increases while others have rent or interest increases based on inflation indices or other factors. Additional rents and interest received for the six months ended June 30, 1998 was $10.9 million; additional rents and interest received for the years ended December 31, 1997, 1996 and 1995 were $21.1 million, $20.9 million, and $18.1 million, respectively. The primary or fixed terms of the Leases generally range from 10 to 15 years, and generally have one or more five-year (or longer) renewal options. The average remaining base lease term on the Company's portfolio of Properties is approximately nine years; the average remaining base lease term on the Loans is approximately
13 years. Obligations under the Leases, in most cases, have corporate parent or shareholder guarantees; 121 Leases and Loans covering 14 facilities are backed by irrevocable letters of credit from various financial institutions which cover from three to 18 months of Lease or Loan payments. The Lessees and mortgagors are required to renew such letters of credit during the Lease or Loan term in amounts which may change based upon the passage of time, improved operating cash flows or improved credit ratings.

  As of June 30, 1998, the Company's portfolio of Properties was operated by 78 operators in 41 states. Listed below are the Company's major operators, the number of facilities operated by these operators, and the percentage of annualized revenue for the six months ended June 30, 1998 from these operators and their subsidiaries:

                                                                    PERCENTAGE
                                                                   OF ANNUALIZED
   OPERATORS                                            FACILITIES    REVENUE
   ---------                                            ---------- -------------
   Vencor..............................................     42           12%
   HealthSouth.........................................      6            7
   Emeritus............................................     23            7
   Centennial..........................................     19            6
   Tenet...............................................      3            5
   Columbia............................................     12            5
   Beverly.............................................     18            4

  Lessees of 42 of the Company's 292 Properties are subsidiaries of Vencor (formerly subsidiaries of The Hillhaven Corporation). On May 1, 1998, Vencor completed a spinoff transaction pursuant to which it became two publicly held entities--Ventas, Inc. ("Ventas"), a real estate company which intends to qualify as a REIT, and Vencor, a healthcare company which at June 30, 1998 leased 42 of the Company's Properties. As of June 30, 1998, 36% of annualized revenue on facilities leased to Vencor related to facilities sub-leased and operated by other providers. Both Ventas and Vencor are responsible for payments due under the Vencor leases.

  Based upon public reports, Vencor's revenue, loss excluding non-recurring transactions and net loss for the six months ended June 30, 1998 (which includes the combined results of the predecessor company for all periods prior to May 1, 1998) were approximately $1.6 billion, $4.6 million and $82.5 million, respectively; Vencor's total assets and stockholders' equity as of June 30, 1998 were approximately $2.4 billion and $872.7 million, respectively. Based upon public reports, Vencor's revenue and net income for the year ended December 31, 1997 were approximately $3.1 billion and $130.9 million, respectively; Vencor's total assets and stockholders' equity as of December 31, 1997 were approximately $3.3 billion and $905.4 million, respectively. Based upon public reports, Ventas' revenue and net income for the two months ended June 30, 1998 were approximately $37.4 million and $0.2 million, respectively; and Ventas' total assets and stockholders' deficit as of June 30, 1998 were approximately $961.2 million and $39.4 million, respectively.

  Tenet has guaranteed substantially all of the Properties leased to Vencor. However, as part of an agreement reached between Tenet and the Company during the fourth quarter of 1997, Tenet will no longer guarantee the rental revenue on the Vencor facilities beyond the base term of the leases. During the six months ended June 30, 1998, 14 such leases expired. Tenet is one of the nation's largest health care services companies, providing a broad range of services through the ownership and management of health care facilities. Based on public reports, for the year ended May 31, 1998, Tenet reported net operating revenue and net income of approximately $9.9 billion and $261.0 million, respectively; and Tenet's total assets and shareholders' equity were approximately $12.8 billion and $3.6 billion, respectively.

  The Company leases six rehabilitation hospitals to HealthSouth. Based on public reports, HealthSouth's revenue and net income for the six months ended June 30, 1998 were approximately $1.9 billion and $226.6 million, respectively; and HealthSouth's total assets and stockholders' equity as of June 30, 1998 were approximately $6.1 billion and $3.5 billion, respectively. Based on public reports, HealthSouth's revenue and net income for the year ended December 31, 1997 were approximately $3.0 billion and $330.6 million, respectively; and HealthSouth's total assets and stockholders' equity as of December 31, 1997 were approximately $5.4 billion and $3.2 billion, respectively.

  The Company leases 19 assisted living and congregate care facilities and three long-term care facilities to Emeritus. The Company holds a Loan on an additional assisted living and congregate care facility operated by Emeritus. Based on public reports, Emeritus' total operating revenue and net loss for the six months ended June 30, 1998 were approximately $71.8 million and $17.7 million, respectively; and Emeritus' total assets and shareholders' deficit at June 30, 1998 were approximately $212.0 million and $26.9 million, respectively. Based on public reports, Emeritus' total operating revenue and net loss for the year ended December 31, 1997 were approximately $117.8 million and $28.2 million, respectively; and Emeritus' total assets and shareholders' equity at December 31, 1997 were approximately $228.6 million and $1.2 million, respectively.

  The Company leases 18 facilities to subsidiaries of Centennial. The Company holds a loan on an additional long-term care facility operated by Centennial. Based upon public reports, Centennial's revenue and net income for the six months ended June 30, 1998 were approximately $175.0 million and $7.7 million, respectively; and Centennial's total assets and stockholders' equity as of June 30, 1998 were approximately $272.9 million and $121.1 million, respectively. Based upon public reports, Centennial's revenue and net income for the year ended December 31, 1997 were approximately $304.3 million and $9.8 million, respectively; and Centennial's total assets and stockholders' equity as of December 31, 1997 were approximately $243.6 million and $113.1 million, respectively.

  The Company holds Loans which initially totaled $34.5 million and which are secured by one hospital and two medical office buildings operated by a wholly owned subsidiary of Columbia. At June 30, 1998, the Company had provided or had committed to provide approximately $44.0 million in acquisition or construction funds for eight medical office buildings which are leased by HealthTrust, a wholly owned subsidiary of Columbia. All of these medical office buildings have been completed with the exception of initial tenant improvements. In addition, Columbia leases one other medical office building. Based upon public reports, Columbia's revenue and net income for the six months ended June 30, 1998 were approximately $9.7 billion and $275.0 million, respectively; and Columbia's total assets and stockholders' equity as of June 30, 1998 were approximately $21.0 billion and $7.6 billion, respectively. Based upon public reports, Columbia's revenue and net loss for the year ended December 31, 1997 were approximately $18.8 billion and $305.0 million, respectively; and Columbia's total assets and stockholders' equity as of December 31, 1997 were approximately $22.0 billion and $7.3 billion, respectively. According to published reports, Columbia recently has been the subject of various significant government investigations regarding its compliance with Medicare, Medicaid and other programs. The following is derived from public reports distributed by Columbia: while it is too early to predict the outcome of any of the on-going investigations or the initiation of any additional investigations, were Columbia to be found in violation of federal or state laws relating to Medicare, Medicaid or other programs, Columbia could be subject to substantial monetary fines, civil and criminal penalties, and exclusion from participation in the Medicare and Medicaid programs. Columbia's senior debt ratings remain investment grade, but have recently been reduced by Moody's to Baa2 and by Standard & Poor's to BBB. In February 1998, Moody's further downgraded Columbia's commercial paper rating to NP (not prime) from P-3.

  The Company leases 8 facilities to Beverly. In addition, it is providing a mortgage loan to Beverly that is secured by 10 facilities. Based upon public reports, Beverly's net operating revenue and net income for the six months ended June 30, 1998 were approximately $1.4 billion and $39.6 million, respectively; and Beverly's total assets and stockholders' equity as of June 30, 1998 were approximately $2.1 billion and $854.3 million, respectively. Based upon public reports, Beverly's net operating revenue and net income for the year ended December 31, 1997 were approximately $3.2 billion and $58.6 million, respectively; and Beverly's total assets and stockholders' equity as of December 31, 1997 were approximately $2.1 billion and $862.5 million, respectively.

  The Company separately concluded agreements with Tenet and Beverly in the fourth quarter of 1997 that result in their forbearance or waiver of certain renewal and purchase options and related rights of first refusal on facilities currently leased to Vencor and Beverly. Options and related rights of first refusal on up to 39 facilities operated by Vencor and eight facilities operated by Beverly are covered under the agreements. As part of these agreements, continued ownership of the facilities will remain with the Company.

  Vencor, HealthSouth, Emeritus, Centennial, Tenet, Columbia and Beverly are subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended, and accordingly file periodic financial statements on Form 10-K and Form 10-Q with the Securities and Exchange Commission. All of the financial and other information presented herein with respect to such companies was obtained from such public reports.

  Since 1987, the Company has committed to the development of 48 facilities, including five rehabilitation hospitals, 28 congregate care and assisted living facilities, five long-term care facilities, three acute care hospitals and seven medical office buildings representing an aggregate investment of approximately $366 million. As of June 30, 1998, costs of approximately $295.8 million had been funded and 36 facilities had been completed.

  The completed facilities comprise five rehabilitation hospitals, 17 congregate care and assisted living facilities, five long-term care facilities, two acute care hospitals and seven medical office buildings. The 12 remaining development projects are scheduled for completion in 1998 and 1999. Simultaneously with the commencement of each of these development programs and prior to funding, the Company enters into a lease agreement with the developer/operator. The base rent under the lease is generally established at a rate equivalent to a specified number of basis points over the yield on the 10-year United States Treasury note at the inception of the lease agreement.

  References herein to the Company include Health Care Property Investors, Inc. and its majority-owned subsidiaries, unless the context otherwise requires. The Company's principal offices are located at 4675 MacArthur Court, 9th Floor, Newport Beach, California 92660, and its telephone number is (949) 221-0600.

                              HEALTH CARE REFORM

  The health care industry is facing various challenges, including increased government and private payor pressure on health care providers to control costs, the migration of patients from acute care facilities into extended care and home care settings and the vertical and horizontal consolidation of health care providers. The pressure to control health care costs intensified during 1994 and 1995 as a result of the national health care reform debate and has continued into 1998 as Congress attempts to slow the rate of growth of federal health care expenditures as part of its effort to balance the federal budget. For example, the Balanced Budget Act of 1997 adopted a variety of changes to the Medicare and Medicaid programs which may have an effect upon the revenues of the operators of Properties owned by the Company. These changes, which will be implemented at various times, include (i) the adoption of the Medicare+Choice program, which expands the Medicare beneficiaries' choices to include traditional Medicare fee-for-service, private fee-for-service medical savings accounts, various managed care plans, and provider sponsored organizations, among others, (ii) the expansion and restriction of reimbursement for various Medicare benefits, (iii) the freeze in hospital rates in 1998 and more limited annual increases in hospital rates for 1999-2002, (iv) the adoption of a prospective pay system for skilled nursing facilities, home health agencies, hospital outpatient departments, and rehabilitation hospitals, (v) the repeal of the Boren amendment in Medicaid so that states have the exclusive authority to determine provider rates and providers have no federal right of action, (vi) the reduction in Medicare disproportionate share payments to hospitals, and (vii) the removal of the $150 million limit on tax-exempt bonds for nonacute hospital capital projects. In addition, the Balanced Budget Act of 1997 strengthens the anti-fraud and abuse laws to provide for stiffer penalties for fraud and abuse violations.

  In addition to the reforms enacted and considered by Congress from time to time, state legislatures periodically consider various health care reform proposals. Congress and state legislatures can be expected to continue to review and assess alternative health care delivery systems and payment methodologies and public debate of these issues can be expected to continue in the future. These changes in the law, new interpretations of existing laws, and changes in payment methodology may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by both government and other third-party payors and may be applied retroactively. The ultimate timing or effect of legislative efforts cannot be predicted and may impact the Company in different ways.

  Spending in the United States health care industry during 1997 was estimated by the Congressional Budget Office at approximately $1.085 trillion, representing 13.4% of Gross Domestic Product. The Company believes that government and private efforts to contain or reduce health care costs will continue. These trends are likely to lead to reduced or slower growth in reimbursement for certain services provided by some of the Company's Lessees. The Company believes that the vast nature of the health care industry, the financial strength and operating flexibility of its operators and the diversity of its portfolio will mitigate the impact of any such diminution in reimbursements. However, the Company cannot predict whether any of the above proposals or any other proposals will be adopted and, if adopted, no assurance can be given that the implementation of such reforms will not have a material adverse effect on the Company's financial condition or results of operations.

                              RECENT DEVELOPMENTS

  The Company announced $176.7 million in new investments during the six month period ended June 30, 1998, which constituted a total of 51 facilities operated or to be operated upon completion of construction by 17 different operators. These facilities included seven assisted living facilities, 11 long-term care facilities, 32 physician group practice clinics and one medical office building. Four of these facilities are presently under construction.

  As of August 28, 1998, the Company had commitments to purchase and construct health care facilities totaling approximately $268.5 million ($20.0 million for the four facilities under construction referenced in the preceding paragraph). A majority of these commitments are expected to be funded during 1998 or in 1999.

                                  PROPERTIES

  Of the 292 health care facilities in which the Company had an investment as of June 30, 1998, the Company directly owned 219 facilities, including 97 long-term care facilities, two rehabilitation hospitals, 70 congregate care and assisted living centers, three acute care hospitals, 12 medical office buildings and 35 physician group practice clinics.

  As of June 30, 1998 the Company had provided mortgage loans on 24 Properties, including 15 long-term care facilities, three congregate care and assisted living centers, three acute care hospitals and three medical office buildings.

  At June 30, 1998, the Company also had varying percentage interests in joint ventures that together own 49 facilities, as discussed below:

    1. A 77% interest in a joint venture which owns two acute care hospitals, one psychiatric facility and 21 long-term care facilities.

    2. Interests of between 90% and 97% in four joint ventures, each of which was formed to own a comprehensive rehabilitation hospital.

    3. A 50% interest in five partnerships, each of which owns a congregate care facility.

    4. An 80% interest in six limited liability companies that own ten long-term care facilities.

    5. A 90% interest in a limited liability company that owns five medical office buildings.

    6. A 45% interest in a limited liability company that owns one assisted living facility.

  The following table summarizes facility counts and annualized revenue breakdown by state as of June 30, 1998:

                                                                     PERCENTAGE
                                                          NUMBER OF   OF TOTAL
                           STATE                          FACILITIES  REVENUE
                           -----                          ---------- ----------
      California.....................................         38        15.5%
      Texas..........................................         46        15.2
      Florida........................................         33         9.4
      Louisiana......................................          8         5.5
      Indiana........................................         13         4.2
      Colorado.......................................          8         4.2
      Arkansas.......................................         12         4.2
      North Carolina.................................         16         4.1
      Tennessee......................................         13         4.0
      Others(32 States) .............................        105        33.7
                                                             ---       -----
                                                             292       100.0%
                                                             ===       =====

  The following summary of the Company's Properties contains certain pertinent information grouped by type of facility and equity interest as of June 30, 1998.

                             EQUITY      NUMBER    NUMBER                   ANNUALIZED
                            INTEREST       OF     OF BEDS/     TOTAL          TOTAL
FACILITY TYPE             (PERCENTAGE) FACILITIES UNITS(1) INVESTMENTS(2) RENTS/INTEREST
-------------             ------------ ---------- -------- -------------- --------------
                                                           (DOLLAR AMOUNTS IN THOUSANDS)
Long-Term Care
 Facilities.............      100         112      13,755    $  378,970      $ 55,350
Long-Term Care
 Facilities.............       80          10       1,234        33,111         3,926
Long-Term Care
 Facilities.............       77          21       2,438        58,046        10,809
Acute Care Hospitals....      100           6         656        68,559         7,646
Acute Care Hospitals....       77           2         356        42,807         7,792
Rehabilitation
 Hospitals..............      100           2         168        27,385         4,048
Rehabilitation
 Hospitals..............       97           3         199        32,380         6,085
Rehabilitation
 Hospitals..............       90           1         108        15,113         2,119
Congregate Care and
 Assisted Living
 Centers................      100          73       6,033       325,842        30,259
Congregate Care and
 Assisted Living
 Centers................       50           5         609        33,105         4,983
Congregate Care and
 Assisted Living
 Centers................       45           1         100           500           --
Medical Office
 Buildings(3)...........      100          15         --         96,384        12,374
Medical Office
 Buildings(3)...........       90           5         --         47,403         6,016
Physician Group Practice
 Clinics(4).............      100          35         --        129,862        13,752
Psychiatric Facilities..       77           1         108         3,919           288
                                          ---      ------    ----------      --------
                                          292      25,764    $1,293,386      $165,447
                                          ===      ======    ==========      ========

--------
(1) Congregate care and assisted living facilities are stated in units; all other facilities are stated in beds.

(2) Includes partnership investments, and incorporates all partners' assets and construction commitments.

(3) The medical office buildings encompass approximately 1,078,000 square feet.

(4) The physician group practice clinics encompass approximately 1,112,000 square feet.

  Long-Term Care Facilities. The Company and its partnerships own or hold mortgage loan interests in 143 long-term care facilities. These facilities are leased to various health care providers. Such long-term care facilities offer restorative, rehabilitative and custodial nursing care for people not requiring the more extensive and sophisticated treatment available at acute care hospitals. Many long-term care facilities have experienced significant growth in ancillary and subacute care service revenues over the past several years. Ancillary and subacute care service revenues are derived from providing services to residents beyond room and board care and include occupational, physical, speech, respiratory, IV therapy, wound care, oncology treatment, brain injury care and orthopedic therapy as well as sales of pharmaceutical products and other services. In certain long-term care facilities some of the foregoing services are provided on an outpatient basis. Such revenues currently relate primarily to Medicare and private pay residents. The facilities are designed to supplement hospital care and many have transfer agreements with one or more acute care hospitals. These facilities depend, to some degree, upon referrals from practicing physicians and hospitals. Such services are paid for either from private sources of the patient or the patient's family, private third party payors, or through the federal Medicare, state Medicaid and other federal and state programs.

  Patients in long-term care facilities are generally provided with accommodations, all meals, medical and nursing care and rehabilitation services including speech, physical and occupational therapy.

  As a part of the Omnibus Budget Reconciliation Act ("OBRA") of 1981, Congress established a waiver program under Medicaid to offer an alternative to institutional long-term care services. The provisions of the 1981 OBRA and subsequent OBRAs of 1987 and 1991 allowed states, with federal approval, greater flexibility in program design as a means of developing cost-effective alternatives to delivering services traditionally provided in the long-term care setting. Recently this has led to an increase in the number of assisted living facilities. This may adversely affect some long-term care facilities, for a period of time, as individuals are shifted to the lower cost delivery system provided in the assisted living setting. Eligibility for assisted living services to be included as a Medicaid reimbursed service does not necessarily mean that more government spending will be available for the delivery of health care services to the frail elderly.

  Congregate Care and Assisted Living Centers. The Company and its partnerships have investments in 79 congregate care and assisted living centers. Congregate care centers typically contain studio, one bedroom and two bedroom apartments which are rented on a month-to-month basis by individuals, primarily those over 75 years of age. Residents, who must be ambulatory, are provided meals and eat in a central dining area; they may also be assisted with some daily living activities. These centers offer programs and services that allow residents certain conveniences and make it possible for them to live independently; staff is also available when residents need assistance and for group activities.

  Assisted living centers serve elderly persons who require more assistance with daily living activities than congregate care residents, but who do not require the constant supervision nursing homes provide. Services include personal supervision and assistance with eating, bathing, grooming and administering medication. Assisted living centers typically contain larger common areas for dining, group activities and relaxation to encourage social interaction. Residents typically rent studio and one bedroom units on a month-to-month basis.

  Charges for room and board and other services in both congregate care and assisted living centers are paid for from private sources.

  Acute Care Hospitals. The Company has an interest in eight acute care hospitals. Acute care hospitals generally offer a wide range of services such as general and specialty surgery, intensive care units, clinical laboratories, physical and respiratory therapy, nuclear medicine, magnetic resonance imaging, neonatal and pediatric care units, outpatient units and emergency departments, among others. Such services are paid for either by the patient or the patient's family, private third party payors or through the federal Medicare, state Medicaid and other federal and state programs.

  Rehabilitation Hospitals. The Company has an investment in six rehabilitation hospitals. These hospitals provide inpatient and outpatient care for patients who have sustained traumatic injuries or illnesses, such as spinal cord injuries, strokes, head injuries, orthopedic problems, work related disabilities and neurological diseases, as well as treatment for amputees and patients with severe arthritis. Rehabilitation programs encompass physical, occupational, speech and inhalation therapies, rehabilitative nursing and other specialties. Such services are paid for either by the patient or the patient's family, private third party payors or through the federal Medicare, state Medicaid and other federal and state programs.

  Medical Office Buildings. The Company has investments in 20 medical office buildings. These buildings are generally located adjacent to, or a short distance from, acute care hospitals. Medical office buildings contain physicians' offices and examination rooms, and may also include pharmacies, hospital ancillary service space and day-surgery operating rooms. Medical office buildings require more extensive plumbing, electrical, heating and cooling capabilities than commercial office buildings for sinks, brighter lights and special equipment physicians typically use. The Company's owned medical office buildings are master leased to a Lessee which then subleases office space to physicians or other medical practitioners.

  Physician Group Practice Clinics. The Company has investments in 35 physician group practice clinics. Physician group practice clinics generally provide a broad range of medical services through organized physician groups representing various medical specialties.

  Psychiatric Facility. The Company has an investment in one psychiatric facility, which offers comprehensive, multidisciplinary adult and adolescent care. A substance abuse program is offered in a separate unit of the facility.

  Competition. The Company competes for property acquisitions with health care providers, other health care related REITs, real estate partnerships and other investors.

  The Company's Properties are subject to competition from the properties of other health care providers. Certain of these other operators have capital resources substantially in excess of those of the operators of the Company's facilities. In addition, the extent to which the Properties are utilized depends upon several factors, including the number of physicians using the health care facilities or referring patients there, competitive systems of health care delivery and the area population, size and composition. Private, federal and state payment programs and the effect of other laws and regulations may also have a significant effect on the utilization of the Properties. Virtually all of the Properties operate in a competitive environment and patients and referral sources, including physicians, may change their preferences for a health care facility from time to time.

  Lease Expiration Schedule. The average remaining base lease term on the Company's portfolio of Properties is approximately nine years; the average remaining term on the Loans is approximately 13 years. The following table recaps the percentage of revenue per year as a percentage of total annual revenue reflecting mortgage maturities, and the earlier of lease expirations or the earliest possible purchase option date for facilities leased pursuant to long-term leases, where applicable:

                                                     PERCENTAGE
                                             # OF        OF
         YEAR                             FACILITIES  REVENUES
         ----                             ---------- ----------
         1998 (at June 30, 1998).........     14         1.8
         1999............................     21         9.0
         2000............................      4         7.4
         2001............................     40        11.0
         2002............................      5         6.5
         2003............................     19         4.6
         2004............................      5         5.4
         2005............................     10         2.6
         2006............................      2         2.2
         2007............................     14         1.0
         2008-2022.......................    150        48.5
                                             ---       -----
                                             284       100.0%
                                             ===       =====

                                USE OF PROCEEDS

  The net proceeds from the sale of the Series B Preferred Stock offered hereby, estimated to be approximately $120,762,500, are intended to be used by the Company for general corporate purposes, including the repayment of outstanding borrowings under the Company's revolving lines of credit and the acquisition of additional properties. The Company's revolving lines of credit had a balance as of September 1, 1998 of $60.5 million, with a weighted average interest rate of 6.02%.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1998 and as adjusted to give effect to the issuance of 5,000,000 shares of Series B Preferred Stock offered hereby and the application of the net proceeds therefrom.

                                                              JUNE 30, 1998
                                                          (AMOUNTS IN THOUSANDS)
                                                          -----------------------
                                                            ACTUAL    AS ADJUSTED
                                                          ----------  -----------
Bank Notes Payable(1)...................................  $    9,000  $        0
Mortgage Notes Payable..................................      10,233      10,233
6.10%-10.57% Senior Notes due 1998-2015(2)..............     481,003     481,003
6% Convertible Subordinated Notes due 2000..............     100,000     100,000
Minority Interests in Joint Ventures....................      21,174      21,174
Preferred Stock, $1.00 par value: Authorized--50,000,000
 shares;
 -- 7 7/8% Series A Cumulative Redeemable Preferred
    Shares (liquidation preference $25.00 per share),
    2,400,000 shares issued and outstanding.............      57,810      57,810
 -- 8.70% Series B Cumulative Redeemable Preferred
    Shares (liquidation preference $25.00 per share), 0
    shares and 5,000,000 shares, respectively, issued and
    outstanding.........................................         --      120,763
Common Stock, $1.00 par value:
 Authorized--100,000,000 shares; outstanding 30,963,046
  shares................................................      30,963      30,963
Additional Paid-in Capital..............................     432,798     432,798
Cumulative Net Income...................................     479,964     479,964
Dividends Paid..........................................    (541,284)   (541,284)
                                                          ----------  ----------
Total Capitalization....................................  $1,081,661  $1,193,424
                                                          ==========  ==========

--------
(1) Outstanding bank notes payable were approximately $60.5 million at September 1, 1998 bearing interest at approximately 6.02%.
(2) The Company's senior debt is net of any original issue discounts and currently has the following credit ratings: Standard & Poor's assigns a BBB+ rating, Moody's assigns a Baa1 rating and Duff & Phelps assigns an A-rating.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  Set forth below is selected consolidated financial data with respect to the Company for the years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1997 and 1998. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included in the Company's Exchange Act Reports which are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

                            YEAR ENDED DECEMBER 31,         SIX MONTHS ENDED
                           ------------------------------  --------------------
                                                           JUNE 30,   JUNE 30,
                             1995        1996      1997      1997       1998
                           --------    --------  --------  --------  ----------
                            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER
                                           SHARE AMOUNTS)
INCOME STATEMENT DATA
Revenue
 Base Rental Income......  $ 68,717    $ 83,702  $ 92,130  $ 44,770  $   53,572
 Additional Rental and
  Interest Income........    18,078      20,925    21,060    10,613      10,856
 Interest and Other In-
  come...................    18,160      15,766    14,534     7,235       9,854
 Facility Operating Reve-
  nue....................       741         --        779       --          --
                           --------    --------  --------  --------  ----------
                            105,696     120,393   128,503    62,618      74,282
                           --------    --------  --------  --------  ----------
Expense
 Interest Expense........    19,339      26,401    28,592    13,960      16,436
 Depreciation/Non Cash
  Charges................    19,208      23,149    25,889    12,535      15,384
 Other Expenses..........     6,034       6,826     7,414     3,636       3,804
 Facility Operating Ex-
  penses.................       720         --        162       --        1,745
                           --------    --------  --------  --------  ----------
                             45,301      56,376    62,057    30,131      37,369
                           --------    --------  --------  --------  ----------
Income from Operations...    60,395      64,017    66,446    32,487      36,913
Minority Interests.......    (3,679)     (3,376)   (3,704)   (2,021)     (2,220)
Gain on Sale of Real Es-
 tate Properties.........    23,550         --      2,047     2,047         512
                           --------    --------  --------  --------  ----------
Net Income...............  $ 80,266(1) $ 60,641  $ 64,789  $ 32,513  $   35,205
Dividends to Preferred
 Stockholders............       --          --     (1,247)      --       (2,362)
                           --------    --------  --------  --------  ----------
Net Income Applicable to
 Common Shares...........  $ 80,266(1) $ 60,641  $ 63,542  $ 32,513  $   32,843
                           ========    ========  ========  ========  ==========
Basic Earnings Per Common
 Share...................  $   2.83(1) $   2.12  $   2.21  $   1.13  $     1.07
                           ========    ========  ========  ========  ==========
Diluted Earnings Per Com-
 mon Share...............  $   2.78(1) $   2.10  $   2.19  $   1.13  $     1.06
                           ========    ========  ========  ========  ==========
BALANCE SHEET DATA
 Total Assets............  $667,831    $753,653  $940,964  $816,589  $1,109,083
 Notes and Bonds Payable.   267,384     379,504   385,958   386,265     591,236
 Bank Borrowings.........    31,700         --     66,900    57,000       9,000
 Stockholders' Equity....   339,460     336,806   442,269   335,838     460,251
OTHER DATA
Funds From Operations(2).  $ 72,911    $ 80,517  $ 83,442  $ 41,054  $   46,266
                           ========    ========  ========  ========  ==========
Basic Funds From
 Operations Per Common
 Share...................  $   2.57    $   2.81  $   2.90  $   1.43  $     1.51
                           ========    ========  ========  ========  ==========
Diluted Funds From
 Operations Per Common
 Share...................  $   2.55    $   2.76  $   2.84  $   1.40  $     1.47
                           ========    ========  ========  ========  ==========
Cash Flows From Operating
 Activities..............    71,164      90,585    87,544    41,853      51,355
Cash Flows Used In
 Investing Activities....    80,627     104,797   205,238    70,363     179,761
Cash Flows Provided By
 (Used In) Financing
 Activities..............     8,535      15,023   118,967    29,055     126,411
Dividends Paid...........    60,167      65,905    71,926    34,741      41,844
Dividends Paid Per Common
 Share...................      2.14        2.30      2.46      1.21        1.29

--------
(1) Includes $23,550 or $0.83 per share gain on sale of 10 leased facilities to Beverly in April 1995. Under the terms of the sale, the Company received net cash proceeds of $8,387 and is providing a 15 year mortgage to Beverly in the initial amount of $34,760. The transaction changed the character of the revenue from these 10 facilities from rental income to interest income.

(2) The Company believes that Funds From Operations ("FFO") is an important supplemental measure of operating performance. The Company uses the new definition of FFO prescribed by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not, and is not intended to, represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income. FFO, as defined by the Company, may not be comparable to similarly entitled items reported by other REITs that do not define FFO in accordance with the definition prescribed by NAREIT. The following table represents items and amounts being aggregated to compute FFO.

                                  YEAR ENDED DECEMBER 31,     SIX MONTHS ENDED
                                  --------------------------  ------------------
                                                              JUNE 30,  JUNE 30,
                                    1995     1996     1997      1997      1998
                                  --------  -------  -------  --------  --------
     Net Income.................. $ 80,266  $60,641  $63,542  $32,513   $32,843
     Real Estate Depreciation....   16,691   20,700   22,667   10,972    13,891
     Partnership Adjustments.....     (496)    (824)    (720)    (384)       44
     Gain on Sale of Real Estate
      Properties.................  (23,550)     --    (2,047)  (2,047)     (512)
                                  --------  -------  -------  -------   -------
     FFO......................... $ 72,911  $80,517  $83,442  $41,054   $46,266
                                  ========  =======  =======  =======   =======

                    DESCRIPTION OF SERIES B PREFERRED STOCK

  The description of the particular terms of the Series B Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the preferred stock set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

  Pursuant to the Company's Articles of Restatement (the "Charter"), the Company is authorized to issue up to 50,000,000 shares of preferred stock, $1.00 par value per share ("Preferred Stock") in one or more series, with such designations, powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices and the liquidation preferences in each case, if any, as are permitted by Maryland law and as the Board of Directors may determine by adoption of resolutions to that effect and the filing of articles supplementary to the Charter with the State Department of Assessments and Taxation of Maryland without any further vote or action by the Company's shareholders. As of the date of this Prospectus Supplement, 2,400,000 shares of Series A Preferred Stock constitute all of the shares of Preferred Stock outstanding.

  The following summary of the terms and provisions of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections in the Articles Supplementary creating the Series B Preferred Stock (the "Articles Supplementary"), the Charter and Bylaws of the Company all of which are available from the Company, and applicable laws.

  The registrar, transfer agent and dividend and redemption price disbursement agent in respect of the Series B Preferred Stock will be The Bank of New York.

MATURITY

  The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

RANK

  The Series B Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of common stock of the Company, and to all equity securities issued by the Company ranking junior to the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, (ii) on a parity with the Series A Preferred Stock and with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. See "--Voting Rights" below. The term "equity securities" does not include convertible debt securities, which will rank senior to the Series B Preferred Stock prior to conversion.

DIVIDENDS

  Holders of shares of the Series B Preferred Stock are entitled to receive, when, as, and if declared by the Board of Directors, out of funds of the Company legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.70% of the liquidation preference per annum per share (equivalent to $2.175 per annum per share).

  Dividends on the Series B Preferred Stock shall be cumulative from the date of original issue and shall be payable quarterly in arrears on or about the last day of each March, June, September and December or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend on the Series B Preferred Stock is scheduled to be paid on September 30, 1998 and will be for less than a full quarter. Any dividend payable on the Series B Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date"). Notwithstanding any provision to the contrary contained herein, each outstanding share of Series B Preferred Stock shall be entitled to receive, and shall receive, a dividend with respect to any Dividend Record Date equal to the dividend paid with respect to each other share of Series B Preferred Stock which is outstanding on such date.

  No dividends on shares of Series B Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

  Notwithstanding the foregoing, dividends on the Series B Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series B Preferred Stock will not bear interest and holders of the Series B Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series B Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares that remains payable.

  If, for any taxable year, the Company elects to designate as a "capital gain dividend" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the "Code")) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series B Preferred Stock shall be in proportion to the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series B Preferred Stock for the year bears to the Total Dividends. Since January 1, 1998, the Company has made a similar allocation with respect to any undistributed long-term capital gains of the Company which are to be included in its stockholders' long-term capital gains, based on the allocation of the Capital Gains Amount which would have resulted if such undistributed long-term capital gains had been distributed as "capital gains dividends" by the Company to its stockholders. See "Certain Federal Income Tax Considerations to Holders of Series B Preferred Stock--Dividends and Other Distributions."

  No full dividends will be declared or paid or set apart for payment on any class or series of preferred stock ranking, as to dividends, on a parity with or junior to the Series B Preferred Stock (other than a dividend in shares of any class of stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series B Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Stock and the shares of any other class or series of preferred stock ranking on a parity as to dividends with the Series B Preferred Stock (including the Series A Preferred Stock), all dividends declared upon the Series B Preferred Stock and any other class or series of preferred stock ranking on a parity as to dividends with the Series B Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series B Preferred Stock and such other class or series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock and such other class or series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other.

  Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Series B Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Series B Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series B Preferred Stock as to dividends and upon liquidation or for the purpose of preserving the Company's qualification as a REIT). See "--Restrictions on Ownership and Transfer."

  The foregoing provisions replace the last full paragraph under "Description of Preferred Stock--Dividend Rights" in the accompanying Prospectus.

LIQUIDATION PREFERENCES

  Upon any liquidation, dissolution or winding up of the affairs of the Company, voluntary or involuntary, the holders of shares of Series B Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series B Preferred Stock as to liquidation rights. For further information regarding the rights of the holders of the Series B Preferred Stock upon the liquidation, dissolution or winding up of the Company, see "Description of Preferred Stock--Liquidation Preference" in the accompanying Prospectus.

  In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of stock of the Company or otherwise is permitted under the Maryland General Corporation Law (the "MGCL"), no effect shall be given to amounts that would be needed if the Company would be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of stock of the Corporation whose preferential rights upon distribution are superior to those receiving the distribution.

REDEMPTION

  The Series B Preferred Stock is not redeemable prior to September 30, 2003. However, the Company will be entitled, pursuant to the Articles Supplementary, to purchase shares of the Series B Preferred Stock in order to preserve its status as a REIT for federal and/or state income tax purposes. See "-- Restrictions on Ownership and Transfer." On and after September 30, 2003, the Company, at its option, upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption, without interest, to the extent the Company has funds legally available therefor. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include shares of other classes or series of preferred stock. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depositary shares, interests, participation or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Series B Preferred Stock to be redeemed shall surrender such Series B Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series B Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series B Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series B Preferred Stock, such shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series B Preferred Stock is to be redeemed, the Series B Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company. See "Description of Preferred Stock-- Redemption" in the accompanying Prospectus.

  Unless full cumulative dividends on all shares of Series B Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series B Preferred Stock shall be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series B Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Series B Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase by the Company of shares of Series B Preferred Stock in order to ensure that the Company continues to meet the requirements for qualification as a REIT for federal and/or state income tax purposes, or the purchase or acquisition of shares of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred Stock. See "--Restrictions on Ownership and Transfer" below. So long as no dividends are in arrears, the Company shall be entitled at any time and from time to time to repurchase shares of Series B Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.

  Notice of redemption will be given by publication in a newspaper of general circulation in The City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice furnished by the Company will be mailed, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the transfer agent. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series B Preferred Stock to be redeemed;
(iv) the place or places where the Series B Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series B Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series B Preferred Stock held by such holder to be redeemed.

  Immediately prior to any redemption of Series B Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series B Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

  From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of Series B Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

VOTING RIGHTS

  Holders of the Series B Preferred Stock will not have any voting rights, except as set forth below.

  Whenever dividends on any shares of Series B Preferred Stock shall be in arrears for six or more quarterly periods, whether or not consecutive, the holders of such shares of Series B Preferred Stock (voting separately as a class with all other classes or series of preferred stock upon which like voting rights have been conferred, including the Series A Preferred Stock, and are exercisable) will be entitled to vote for the election of a total of two additional directors of the Company at a special meeting called by the holders of record of at least 25% of the Series B Preferred Stock or the holders of any other class or series of preferred stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series B Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

  So long as any shares of Series B Preferred Stock remain outstanding, the Company shall not, without the consent or the affirmative vote of the holders of at least two-thirds of the shares of Series B Preferred Stock outstanding at the time given in person or by proxy, either in writing or at a meeting (such Series B Preferred Stock voting separately as a class), (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to such Series B Preferred Stock with respect to payment of dividends, or the distribution of assets on liquidation, dissolution or winding up, or reclassify any authorized stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or (ii) repeal, amend or otherwise change any of the provisions applicable to the Series B Preferred Stock in any manner which materially and adversely affects the powers, preferences, voting power or other rights or privileges of the Series B Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or the creation or issuance of other classes or series of preferred stock, or any increase in the amount of authorized shares of Series B Preferred Stock or of any other class or series of Preferred Stock, in each case ranking on a parity with, including the Series A Preferred Stock, or junior to the Series B Preferred Stock, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

  Except as expressly stated in the Articles Supplementary, the Series B Preferred Stock will not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders thereof shall not be required for the taking of any corporate action, including but not limited to, any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company, irrespective of the effect that such merger, consolidation or sale may have upon the rights, preferences or voting power of the holders of the Series B Preferred Stock.

CONVERSION

  The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

  In order for the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made). In addition, if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. A REIT's stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made).

  The Articles Supplementary relating to the Series B Preferred Stock contain restrictions on the ownership and transfer of Series B Preferred Stock which are intended to assist the Company in complying with these requirements. The Articles Supplementary provide that, subject to certain specified exceptions, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.9% (by number or value, whichever is more restrictive) of the outstanding shares of Series B Preferred Stock (the "Ownership Limit"). The constructive ownership rules are complex, and may cause shares of Series B Preferred Stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.9% of the shares of Series B Preferred Stock (or the acquisition of an interest in an entity that owns, actually or constructively, Series B Preferred Stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.9% of the outstanding Series B Preferred Stock and thus violate the Ownership Limit, or such other limit as permitted by the Board of Directors. The Board of Directors may, but in no event will be required to, waive the Ownership Limit with respect to a particular stockholder if it determines that such ownership will not jeopardize the Company's status as a REIT and the Board of Directors otherwise decides such action would be in the best interest of the Company. As a condition of such waiver, the Board of Directors may require an opinion of counsel satisfactory to it, a ruling from the Internal Revenue Service (the "Service") and/or undertakings or representations from the applicant with respect to preserving the REIT status of the Company.

  The Articles Supplementary further prohibit (i) any person from actually or constructively owning shares of stock of the Company that would result in the Company being "closely held" under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT, and (ii) any person from transferring shares of Series B Preferred Stock of the Company if such transfer would result in shares of stock of the Company being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

  Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of Series B Preferred Stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to the Company and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change in the Ownership Limit would require an amendment to the Articles Supplementary. Amendments to the Articles Supplementary that materially and adversely affect the holders of the Series B Preferred Stock require the consent or the affirmative vote of the holders of two-thirds of the shares of Series B Preferred Stock outstanding at the time. See "--Voting Rights."

  Pursuant to the Articles Supplementary, if any purported transfer of Series B Preferred Stock or any other event would otherwise result in any person violating the Ownership Limit or such other limit as permitted by the Board of Directors, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the "Prohibited Transferee") as to that number of shares of Series B Preferred Stock in excess of the Ownership Limit or such other limit, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such excess shares (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares. Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the "Beneficiary"). Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer. Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust (who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Transferee or Prohibited Owner) will be required to sell such excess shares to a person or entity who could own such shares without violating the Ownership Limit, or such other limit as permitted by the Board of Directors, and distribute to the Prohibited Transferee or Prohibited Owner, as applicable, an amount equal to the lesser of the price paid by the Prohibited Transferee or Prohibited Owner for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the Market Price (as defined in the Articles Supplementary) of such excess shares as of the date of such event or the sales proceeds received by the trust for such excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority (at the trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Transferee or Prohibited Owner, as applicable, prior to the discovery by the Company that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary. However, if the Company has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by the Company that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. In the event that the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit or such other limit as permitted by the Board of Directors, then the Articles Supplementary provide that the transfer of the excess shares will be void ab initio.

  In addition, shares of Series B Preferred Stock of the Company held in the trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the trustee has sold the shares of stock held in the trust. Upon such a sale to the Company, the interest of the Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Transferee or Prohibited Owner.

  If any purported transfer of shares of Series B Preferred Stock would cause the Company to be beneficially owned by fewer than 100 persons, such transfer will be null and void ab initio in its entirety and the intended transferee will acquire no rights to the stock.

  All certificates representing shares of Series B Preferred Stock will bear a legend referring to the restrictions described above. The foregoing ownership limitations could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Series B Preferred Stock or otherwise be in the best interest of stockholders.

  Each holder of Series B Preferred Stock shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership of Series B Preferred Stock on the Company's status as a REIT and to ensure compliance with the Ownership Limit or such other limit as permitted by the Board of Directors.

  The provisions set forth herein under "--Restrictions on Ownership and Transfer" shall apply to the Series B Preferred Stock notwithstanding any contrary provisions of the Series B Preferred Stock described elsewhere in this Prospectus Supplement.

TRANSFER AGENT AND REGISTRAR

  The transfer agent, dividend and redemption price disbursement agent and registrar for shares of Series B Preferred Stock is The Bank of New York.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
                    TO HOLDERS OF SERIES B PREFERRED STOCK

  The following summary of certain federal income tax considerations to holders of Series B Preferred Stock is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of Series B Preferred Stock will vary depending upon his or her particular situation, and this summary does not purport to deal with all aspects of taxation that may be relevant to prospective purchasers of Series B Preferred Stock in light of such purchasers' particular investment or tax circumstances, or to certain types of purchasers subject to special treatment under the federal income tax laws, including, without limitation, life insurance companies, certain financial institutions, broker-dealers, stockholders holding Series B Preferred Stock as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, tax-exempt organizations (except to the extent discussed under the heading "--Taxation of Tax-Exempt Stockholders"), or foreign corporations, foreign partnerships and persons who are not citizens or residents of the United States. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to prospective purchasers of Series B Preferred Stock.

  This discussion does not address any aspects of federal income taxation to the Company relating to its election to be taxed as a REIT. A summary of certain federal income tax considerations to the Company is provided in the Prospectus.

  The discussion set forth below assumes the Company qualifies as a REIT under the Code. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for dividends paid to stockholders in computing taxable income and would be subject to federal income tax on its taxable income at regular corporate rates. As a result, the funds available for distribution to the Company's stockholders (including holders of Series B Preferred Stock) would be materially reduced.

  PROSPECTIVE PURCHASERS SHOULD REFER TO THE PROSPECTUS FOR A SUMMARY OF THE FEDERAL INCOME TAX CONSIDERATIONS TO THE COMPANY OF ITS ELECTION TO BE TAXED AS A REIT. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND SALE OF SERIES B PREFERRED STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

DIVIDENDS AND OTHER DISTRIBUTIONS

  As used herein, the term "U.S. Stockholder" means a holder of shares of Series B Preferred Stock who (for United States federal income tax purposes)
(i) is a citizen or resident of the United States, (ii) is a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury Regulations provide otherwise), (iii) is an estate the income of which is subject to United States Federal income taxation regardless of its source or (iv) is a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons, shall also be considered U.S. Stockholders. As used herein, the term "non-U.S. Stockholder" means a beneficial owner of Series B Preferred Stock that is not a U.S. Stockholder.

  As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends- received deduction otherwise available with respect to dividends received by U.S. Stockholders that are corporations. For purposes of determining whether distributions are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Company's Preferred Stock, and then to the Company's Common Stock.

  If the Company properly designates any portion of a dividend as a "capital gain dividend," a holder's share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends (as determined for Federal income tax purposes) paid to such holder for the year as the aggregate amount designated as a capital gain dividend bears to the aggregate amount of all dividends (as determined for Federal income tax purposes) paid on all classes of shares of the Company's capital stock for the year. Distributions made by the Company that are treated as capital gain dividends will be taxable to taxable U.S. Stockholders as gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) from the sale or disposition of a capital asset held for more than one year. Depending upon the period of time that the Company held the assets to which such gains were attributable, and upon certain designations, if any, which may be made by the Company, such gains may be taxable to non-corporate U.S. Stockholders at a rate of either 20% or 25%. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gains dividends as ordinary income. To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his shares of Series B Preferred Stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Stockholder's adjusted basis in his shares taxable as capital gains (and in the case of a non-corporate U.S. Stockholder, long-term capital gains if the shares have been held for more than one year, or short-term capital gains if the shares have been held for one year or less), provided that the shares have been held as a capital asset. The Company will notify stockholders at the end of each year as to the portions of the distributions which constitute ordinary income, net capital gain or return of capital. Dividends declared by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

  Distributions made by the Company and gain arising from the sale or exchange by a U.S. Stockholder of shares of Series B Preferred Stock will not be treated as passive activity income, and, as a result, U.S. Stockholders generally will not be able to apply any "passive losses" against such income or gain. Distributions made by the Company (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of Series B Preferred Stock (or distributions treated as such), however, will not be treated as investment income under certain circumstances.

  The Company may elect to retain, rather than distribute as a capital gain dividend, its net long-term capital gains. In such event, the Company would pay tax on such retained net long-term capital gains. In addition, to the extent designated by the Company, a U.S. Stockholder generally would (i) include its proportionate share of such undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of the Company's taxable year falls (subject to certain limitations as to the amount so includable), (ii) be deemed to have paid the capital gains tax imposed on the Company on the designated amounts included in such U.S. Stockholder's long-term capital gains, (iii) receive a credit or refund for such amount of tax deemed paid by it, (iv) increase the adjusted basis of its shares of Series B Preferred Stock by the difference between the amount of such includable gains and the tax deemed to have been paid by it and
(v) in the case of a U.S. Stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the Internal Revenue Service (the "Service").

  Upon any sale, exchange or other disposition of Series B Preferred Stock to or with a person other than the Company, a U.S. Stockholder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any other property received on such sale or other disposition (less any portion thereof attributable to accumulated and declared but unpaid distributions that the selling stockholder is entitled to receive, which would have been characterized as a dividend to the extent of the Company's current and accumulated earnings and profits) and (ii) the holder's adjusted tax basis in such shares of Series B Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Stockholder as a capital asset, and, in the case of a non-corporate U.S. Stockholder, will be or long-term gain or loss if such shares have been held for more than one year, and the rate of tax on such gains may be reduced for tax years beginning after December 31, 2000 in certain circumstances. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of shares of Series B Preferred Stock that have been held for six months or less (after applying certain holding period rules) will be treated as long-term capital loss, to the extent of distributions received by such U.S. Stockholder from the Company which were required to be treated as long-term capital gains.

REDEMPTION OF SERIES B PREFERRED STOCK

  A redemption of shares of the Series B Preferred Stock will be treated under
Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in
Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares of capital stock (including Common Stock and other equity interests in the Company) considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of capital stock actually owned by the holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of the Series B Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective holders of the Series B Preferred Stock are advised to consult their own tax advisors to determine such tax treatment.

  If a redemption of shares of the Series B Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which would have been characterized as a dividend to the extent of the Company's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the shares of the Series B Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held as a capital asset, and, in the case of a non-corporate U.S. Stockholder, will be long-term capital gain or loss if such shares have been held for more than one year, and the rate of tax on any such gain may be reduced for tax years beginning after December 31, 2000 in certain circumstances. In general, any loss recognized by a U.S. Stockholder upon a redemption treated as a sale or exchange of shares of Series B Preferred Stock that have been held for six months or less (after applying certain holding period rules) will be treated as long-term capital loss, to the extent of distributions received by such U.S. Stockholder from the Company which were required to be treated as long-term capital gains.

  If a redemption of shares of the Series B Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed shares of the Series B Preferred Stock for tax purposes will be transferred to the holder's remaining shares of capital stock in the Company, if any. If the holder owns no other shares of capital stock in the Company, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

WITHHOLDING

  The Company will report to its U.S. Stockholders and the Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemptions unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

  Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account (IRA) or a 401(k) plan, that holds Series B Preferred Stock as an investment will not be subject to tax on dividends paid by the Company. However, if such tax-exempt investor is treated as having purchased its Series B Preferred Stock with borrowed funds, some or all of its dividends from the Series B Preferred Stock will be subject to tax. In addition, under some circumstances certain pension plans (including 401(k) plans but not including IRAs and government pension plans) that own more than 10% (by value) of the Company's outstanding stock, including Series A Preferred Stock, Series B Preferred Stock and the Company's Common Stock, could be subject to tax on a portion of their dividends even if their Series B Preferred Stock is held for investment and is not acquired with borrowed funds. The Ownership Limit set forth in the Articles Supplementary, however, should prevent this result.

TAXATION OF NON-U.S. STOCKHOLDERS

  The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of Series B Preferred Stock by person that are not U.S. Stockholders ("Non-U.S. Stockholders"). In general, Non-U.S. Stockholders may be subject to special tax withholding requirements on distributions from the Company and with respect to their sale or other disposition of Series B Preferred Stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the Non-U.S. Stockholder's country. A Non-U.S. Stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with the Company in order to claim such treatment. Non-U.S. Stockholders should consult their own tax advisors concerning the federal income tax consequences to them of a purchase of shares of the Company's Series B Preferred Stock, including the federal income tax treatment of dispositions of interests in, and the receipt of distributions from, the Company.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in a Purchase Agreement (the "Purchase Agreement"), by and among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated and Salomon Smith Barney Inc. (collectively, the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the number of shares of Series B Preferred Stock set forth opposite their names below. The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the shares of Series B Preferred Stock if any are purchased.

                                                                NUMBER OF SHARES
                                                                  OF SERIES B
UNDERWRITER                                                     PREFERRED STOCK
-----------                                                     ----------------
Merrill Lynch, Pierce, Fenner & Smith
      Incorporated.............................................      890,000
Morgan Stanley & Co. Incorporated..............................      890,000
PaineWebber Incorporated ......................................      890,000
Prudential Securities Incorporated ............................      890,000
Salomon Smith Barney Inc. .....................................      890,000
BT Alex. Brown Incorporated....................................       50,000
CIBC Oppenheimer Corp..........................................       50,000
A.G. Edwards & Sons, Inc.......................................       50,000
EVEREN Securites, Inc..........................................       50,000
J.J.B. Hilliard, W.L. Lyons, Inc...............................       50,000
Legg Mason Wood Walker, Incorporated...........................       50,000
NationsBanc Montgomery Securities LLC..........................       50,000
Piper Jaffray Inc. ............................................       50,000
Raymond James & Associates, Inc. ..............................       50,000
Tucker Anthony Incorporated....................................       50,000
Wheat First Securities, Inc....................................       50,000
                                                                   ---------
     Total.....................................................    5,000,000
                                                                   =========

  The Underwriters have advised the Company that they propose initially to offer the Series B Preferred Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $.50 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.40 per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 750,000 additional shares of Series B Preferred Stock at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Series B Preferred Stock to be purchased by it shown in the foregoing table bears to the 5,000,000 shares of Series B Preferred Stock offered hereby.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Series B Preferred Stock is a new issue of securities with no established trading market. The Company is applying for approval from the NYSE to list the Series B Preferred Stock on the NYSE. If so approved, trading of the Series B Preferred Stock on the NYSE is expected to commence within a 30-day period after the initial delivery of the Series B Preferred Stock. The Underwriters have advised the Company that they intend to make a market in the Series B Preferred Stock prior to the commencement of trading on the NYSE. The Underwriters will have no obligation to make a market in the Series B Preferred Stock, however, and may cease market making activities if commenced at any time.

  Until the distribution of the Series B Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Series B Preferred Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Series B Preferred Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series B Preferred Stock.

  If the Underwriters create a short position in the Series B Preferred Stock in connection with the offering, i.e., if they sell more shares of Series B Preferred Stock than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing shares of Series B Preferred Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Series B Preferred Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Series B Preferred Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor either of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series B Preferred Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  Certain legal matters in connection with the offering of the Series B Preferred Stock will be passed upon for the Company by Latham & Watkins, Los Angeles, California and for the Underwriters by Brown & Wood LLP, Los Angeles, California. Paul C. Pringle is a partner of Brown & Wood LLP and owns 3,000 shares of the Company's Common Stock. Certain legal matters relating to Maryland law will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Brown & Wood LLP will rely upon the opinion of Ballard Spahr Andrews & Ingersoll, LLP as to certain matters of Maryland law.

PROSPECTUS
                     HEALTH CARE PROPERTY INVESTORS, INC.

                                  SECURITIES

  Health Care Property Investors, Inc. (the "Company") may offer from time to time, in one or more series, its unsecured debt securities (the "Debt Securities"), shares of its Preferred Stock, par value $1.00 per share (the "Preferred Stock") and shares of its Common Stock, par value $1.00 per share (the "Common Stock"). The Debt Securities, the Preferred Stock and the Common Stock are collectively referred to herein as the "Securities." The Securities will have an aggregate Offering price of $600,000,000 and will be offered on terms to be determined at the time of the Offering.

  In the case of Debt Securities, the specific title, the aggregate principal amount, the purchase price, the maturity, the rate and time of payment of any interest, any redemption or sinking fund provisions, any conversion provisions and any other specific term of the Debt Securities will be set forth in the accompanying supplement to this Prospectus (the "Prospectus Supplement") and/or a related pricing supplement (the "Pricing Supplement"). In the case of Preferred Stock, the specific number of shares, designation, stated value per share, liquidation preference per share, issuance price, dividend rate (or method of calculation), dividend payment dates, any redemption or sinking fund provisions, any conversion rights and any other specific term of the series of Preferred Stock will be set forth in the accompanying Prospectus Supplement. In the case of Common Stock, the specific number of shares and issuance price per share will be set forth in the accompanying Prospectus Supplement. The Prospectus Supplement will also disclose whether the Securities will be listed on a national securities exchange and if they are not to be listed, the possible effects thereof on their marketability.

  Securities may be sold directly, through agents from time to time or through underwriters or dealers, which may include Merrill Lynch, Pierce, Fenner & Smith Incorporated. If any agent of the Company or any underwriter is involved in the sale of the Securities, the name of such agent or underwriter and any applicable commission or discount will be set forth in the accompanying Prospectus Supplement. See "Plan of Distribution." The net proceeds to the Company from such sale also will be set forth in the applicable Prospectus Supplement.

  The Debt Securities, if issued, will rank on parity with all other unsecured and unsubordinated indebtedness of the Company. See "Description of the Debt Securities."

                               ----------------

  THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES
    AND  EXCHANGE COMMISSION OR  ANY STATE  SECURITIES COMMISSION NOR  HAS
       THE COMMISSION  OR ANY  STATE SECURITIES COMMISSION  PASSED UPON
         THE   ACCURACY   OR  ADEQUACY   OF   THIS  PROSPECTUS.   ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                               ----------------

                The date of this Prospectus is August 27, 1998.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at Room 1024 of the offices of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a world wide web site at http://www.sec.gov that contains reports, proxy and other information regarding registrants that file electronically with the Commission. Reports, proxy materials and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and any accompanying Prospectus Supplement do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, which may be examined without charge at the public reference facilities maintained by the Commission at the Public Reference Room of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1997, (ii) proxy statement dated March 30, 1998, (iii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, (iv) Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, (v) Amendment to Annual Report on Form 10-K for the year ended December 31, 1997, (vi) Amendment No. 2 to Annual Report on Form 10-K for the year ended December 31, 1997, (vii) Amendment to Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, (viii) Amendment to Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, (ix) Current Report on Form 8-K dated April 23, 1998, (x) Current Report on Form 8-K dated April 30, 1998, (xi) Current Report on Form 8-K dated June 17, 1998, (xii) Current Report on Form 8-K dated June 3, 1998, (xiii) Amendment to Current Report on Form 8-K dated June 17, 1998, and (xiv) the description of the Common Stock contained in the Company's Registration Statement on Form 10, dated May 7, 1985 (File No. 1-8895), including amendments dated May 20, 1985, May 23, 1985 and July 17, 1990, in each case as filed with the Commission pursuant to the Exchange Act, are hereby incorporated by reference into this Prospectus and shall be deemed to be a part hereof.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Prospectus under Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests for such copies should be directed to James G. Reynolds, Executive Vice President and Chief Financial Officer, Health Care Property Investors, Inc., 4675 MacArthur Court, 9th Floor, Newport Beach, California 92660, (949) 221-0600.

CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS

  Statements in this Prospectus that are not historical factual statements are "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company intends such forward looking statements to be covered by the safe harbor provisions for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of complying with these safe harbor provisions. The statements include, among other things, statements regarding the intent, belief or expectations of the Company and its officers and can be identified by the use of terminology such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "should" and other comparable terms or the negative thereof. In addition, the Company, through its senior management, from time to time makes forward looking oral and written public statements concerning the Company's expected future operations and other developments. Stockholders and other investors are cautioned that, while forward looking statements reflect the Company's good faith beliefs and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Actual results may differ materially from the expectations contained in the forward looking statements as a result of various factors. Such factors include (i) legislative, regulatory, or other changes in the health care industry at the local, state or federal level which increase the costs of or otherwise affect the operations of the Company's Lessees (as defined below); (ii) changes in the reimbursement available to the Company's Lessees and mortgagors by governmental or private payors, including changes in Medicare and Medicaid payment levels and the availability and cost of third party insurance coverage; (iii) competition for Leasees and mortgagors, including with respect to new leases and mortgages and the renewal or roll-over of existing leases; (iv) competition for the acquisition and financing of health care facilities; (v) the ability of the Company's Lessees and mortgagors to operate the Company's properties in a manner sufficient to maintain or increase revenues and to generate sufficient income to make rent and loan payments; and, (vi) changes in national or regional economic conditions, including changes in interest rates and the availability and cost of capital to the Company.

                                  THE COMPANY

  Health Care Property Investors, Inc. (the "Company"), a Maryland corporation, was organized in March 1985 to qualify as a real estate investment trust (a "REIT"). The Company invests in health care related real estate located throughout the United States, including long-term care facilities, congregate care and assisted living facilities, acute care and rehabilitation hospitals, medical office buildings, physician group practice clinics and psychiatric facilities.

  References herein to the Company include Health Care Property Investors, Inc. and its wholly-owned subsidiaries, unless the context otherwise requires. The Company's principal offices are located at 4675 MacArthur Court, 9th Floor, Newport Beach, California 92660, and its telephone number is
(949) 221-0600.

                      RATIO OF EARNINGS TO FIXED CHARGES

  Set forth below is the ratio of earnings to fixed charges for the Company for the periods indicated:

                                                                         SIX
                                                                        MONTHS
                                              YEAR ENDED DECEMBER 31,   ENDED
                                              ------------------------ JUNE 30,
                                              1993 1994 1995 1996 1997   1998
                                              ---- ---- ---- ---- ---- --------
Ratio of Earnings to Fixed Charges(1)........ 3.06 3.35 3.67 3.16 3.03   2.99
Ratio of Earnings to Combined Fixed Charges
 and Preferred Stock Dividends(2)............ 3.06 3.35 3.67 3.16 2.92   2.64

--------
(1) In computing the ratios of earnings to fixed charges: (a) earnings have been based on consolidated income from operations before fixed charges (exclusive of capitalized interest) and (b) fixed charges consist of interest on debt including amounts capitalized and the pro rata share of the partnerships' fixed charges.

(2) In computing the ratios of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends consist of dividends on the Company's 7 7/8% Series A Cumulative Redeemable Preferred Stock which was issued on September 26, 1997.

                                USE OF PROCEEDS

  Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Securities offered from time to time hereby will be used for general corporate purposes, including the repayment of outstanding indebtedness, the acquisition of health care related properties and the construction thereof.

                      DESCRIPTION OF THE DEBT SECURITIES

  The Debt Securities are to be issued under an existing indenture (the "Indenture") dated as of September 1, 1993 between the Company and The Bank of New York, as Trustee (the "Trustee"), which has been filed with the Commission and incorporated by reference in the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture and the Debt Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture to which reference is hereby made for a full description of such provisions, including the definitions therein of certain terms and for other information regarding the Debt Securities. Whenever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Copies of the Indenture are available for inspection during normal business hours at the principal executive offices of the Company, 4675 MacArthur Court, 9th Floor, Newport Beach, California 92660.

  The following sets forth certain general terms and provisions of the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement (the "Offered Debt Securities"). Further terms of the Offered Debt Securities are set forth in the applicable Prospectus Supplement and/or an applicable Pricing Supplement.

GENERAL

  The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that the Debt Securities may be issued from time to time in one or more series. All securities issued under the Indenture will rank equally and ratably with all other securities issued under the Indenture.

  The Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Debt Securities are not, by their terms, subordinate in right of payment to any other indebtedness of the Company.

  The Prospectus Supplement and any related Pricing Supplement will describe certain terms of the Offered Debt Securities, including (a) the title of the Offered Debt Securities; (b) any limit on the aggregate principal amount of the Offered Debt Securities and their purchase price; (c) the date or dates on which the Offered Debt Securities will mature; (d) the rate or rates per annum (or manner in which interest is to be determined) at which the Offered Debt Securities will bear interest, if any, and the date from which such interest, if any, will accrue; (e) the dates on which such interest, if any, on the Offered Debt Securities will be payable and the Regular Record Dates for such Interest Payment Dates; (f) any mandatory or optional sinking fund or analogous provisions; (g) additional provisions, if any, for the defeasance of the Offered Debt Securities; (h) the date, if any, after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption or repayment provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption or repayment provisions; (i) whether the Offered Debt Securities are to be issued in whole or in part in registered form represented by one or more registered global securities (a "Registered Global Security") and, if so, the identity of the depositary for such Registered Global Security or Securities; (j) any applicable material United States federal income tax consequences; and (k) any other specific terms of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such Debt Securities, and any terms that may be required by or advisable under applicable laws or regulations.

  Principal of, premium, if any, and interest, if any, on the Debt Securities will be payable at such place or places as are designated by the Company and set forth in the applicable Prospectus Supplement. Interest, if any, on the Debt Securities will be paid, unless otherwise provided in the applicable Prospectus Supplement, by check mailed to the person in whose name the Debt Securities are registered at the close of business on the record dates designated in the applicable Prospectus Supplement at the address of the related holder appearing on the register of Debt Securities. The Trustee will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of Debt Securities, subject to any restrictions set forth in the applicable Prospectus Supplement relating to the Debt Securities.

  Unless otherwise provided in the applicable Prospectus Supplement or Pricing Supplement, the Debt Securities will be issued only in fully registered form without coupons, and in denominations of $1,000 or any larger amount that is an integral multiple of $1,000. Debt Securities may be presented for exchange and transfer in the manner, at the places and subject to the restrictions set forth in the Indenture, the Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indenture.

  Debt Securities will bear interest at a fixed rate or a floating rate. The Debt Securities may be issued at a price less than their stated redemption price at maturity, resulting in such Debt Securities being treated as issued with original issue discount for federal income tax purposes ("Original Issue Discount Debt Securities"). Such Original Issue Discount Debt Securities may currently pay no interest or interest at a rate which at the time of issuance is below market rates. Special federal income tax and other considerations applicable to any such discounted Notes will be described in the Prospectus Supplement or Pricing Supplement relating thereto.

  The Indenture provides that all Debt Securities of any one series need not be issued at the same time and that the Company may, from time to time, issue additional Debt Securities of a previously issued series. In addition, the Indenture provides that the Company may issue Debt Securities with terms different from those of any other series of Debt Securities and, within a series of Debt Securities, certain terms (such as interest rate or manner in which interest is calculated and maturity date) may differ.

CONVERSION RIGHTS

  The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock, Preferred Stock or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto. To protect the Company's status as a REIT, a holder may not convert any Debt Security, and such Debt Security shall not be convertible by any holder, if as a result of such conversion any person would then be deemed to beneficially own, directly or indirectly, 9.9% or more of the Company's Common Stock.

GLOBAL DEBT SECURITIES

  The registered Debt Securities of a series may be issued in the form of one or more fully registered global Securities (a "Registered Global Security") that will be deposited with a depositary (a "Depositary") or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

  Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

  So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

  Principal, premium, if any, and interest payments of Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be responsibility of such participants.

  If the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Registered Global Security or Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

CERTAIN COVENANTS OF THE COMPANY

 Limitation on Borrowing Money

  The Company covenants in the Indenture that it will not create, assume, incur, or otherwise become liable in respect of, any

    (a) Senior Debt (as defined below) unless the aggregate principal amount of Senior Debt outstanding of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed the greater of (i) 300% of Capital Base (as defined below), or (ii) 500% of Tangible Net Worth (as defined below); and

    (b) Non-Recourse Debt (as defined below) unless the aggregate principal amount of Senior Debt and Non-Recourse Debt outstanding of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed 500% of Capital Base.

  For the purpose of this limitation as to borrowing money, "Senior Debt" shall mean all Debt other than Non-Recourse Debt and Subordinated Debt; "Debt," with respect to any Person, shall mean (i) its indebtedness, secured or unsecured, for borrowed money; (ii) Liabilities secured by any existing lien on property owned by such Person; (iii) Capital Lease Obligations, and the present value of all payments due under any arrangement for retention of title (discounted at the implicit rate if known and at 9% otherwise) if such arrangement is in substance an installment purchase or an arrangement for the retention of title for security purposes; and (iv) guarantees of obligations of the character specified in the foregoing clauses (i), (ii) and (iii), to the full extent of the liability of the guarantor (discounted to present value, as provided in the foregoing clause (iii), in the case of guarantees of title retention arrangements); "Capital Lease" shall mean at any time any lease of Property which, in accordance with generally accepted accounting principles, would at such time be required to be capitalized on a balance sheet of the lessee; "Capital Lease Obligation" shall mean at any time the amount of the liability in respect of a Capital Lease which, in accordance with generally accepted accounting principles, would at such time be so required to be capitalized on a balance sheet of the lessee; "Property" shall mean any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible; "Person" shall mean an individual, partnership, joint venture, joint-stock company, association, corporation, trust or unincorporated organization, or a government or agency or political subdivision thereof; "Non-Recourse Debt" with respect to any Person, shall mean any Debt secured by, and only by, property on or with respect to which such Debt is incurred where the rights and remedies of the holder of such Debt in the event of default do not extend to assets other than the property constituting security therefor; "Subordinated Debt" shall mean any unsecured Debt of the Company which is issued or assumed pursuant to, or evidenced by, an indenture or other instrument which contains provisions for the subordination of such other Debt (to which appropriate reference shall be made in the instruments evidencing such other Debt if not contained therein) to the Debt Securities (and, at the option of the Company, if so provided, to other Debt of the Company, either generally or as specifically designated); "Capital Base" shall mean, at any date, the sum of Tangible Net Worth and Subordinated Debt; "Tangible Net Worth" shall mean, at any date, the net book value (after deducting related depreciation, obsolescence, amortization, valuation, and other proper reserves) of the Tangible Assets of the Company at such date, minus the amount of its Liabilities at such date; "Tangible Assets" shall mean all assets of the Company (including assets held subject to Capital Leases and other arrangements pursuant to which title to the Property has been retained by or vested in some other Person for security purposes) except: (i) deferred assets other than prepaid insurance, prepaid taxes and deposits; (ii) patents, copyrights, trademarks, trade names, franchises, goodwill, experimental expense and other similar intangibles; and (iii) unamortized debt discount and expense; and "Liabilities" shall mean any date the items shown as liabilities on the balance sheet of the Company, except any items of deferred income, including capital gains.

 Consolidation, Merger and Sale of Assets

  The Company shall not consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to any person unless the Company shall be the continuing corporation, or the successor corporation or person to which such assets are transferred or leased shall be organized under the laws of the United States or any state thereof or the District of Columbia and shall expressly assume the Company's obligations on the Debt Securities and under such Indenture, and after giving effect to such transaction no Event of Default shall have occurred and be continuing, and certain other conditions are met.

 Additional Covenants

  Any additional covenants of the Company with respect to a series of the Debt Securities will be set forth in the Prospectus Supplement and/or Pricing Supplement relating thereto.

EVENTS OF DEFAULT

  The following will be Events of Default under the Indenture with respect to the Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of such series when due; (b) failure to pay any interest on any Debt Security of such series when due, continued for 30 days;
(c) failure to deposit any sinking fund payment when due in respect of any Debt Security of such series; (d) failure to perform any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of one or more series of Debt Securities other than that series), continued for 60 days after written notice by the Trustee to the Company or by the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series to the Company and the Trustee as provided in the Indenture; (e) certain events in bankruptcy, insolvency, conservatorship, receivership or reorganization of the Company; (f) an acceleration of any other indebtedness of the Company, in an aggregate principal amount exceeding $20,000,000, not rescinded or annulled within 10 days after written notice is given as provided in the Indenture; and
(g) the occurrence of any other Event of Default provided with respect to the Debt Securities of that series.

  If an Event of Default with respect to the Outstanding Debt Securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount of all the Outstanding Debt Securities of that series to be due and payable immediately. At any time after the declaration of acceleration with respect to the Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration.

  The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to a series of Debt Securities, give to the holders of the Outstanding Debt Securities of such series notice of all uncured defaults known to it. Except in the case of default in the payment of principal, premium, if any, or interest, if any, on any Debt Securities of a series, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the holders of Outstanding Debt Securities of such series.

  The Indenture provides that, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and subject to certain other limitations, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION, WAIVER AND AMENDMENT

  The Indenture provides that modifications and amendments may be made by the Company and the Trustee to the Indenture with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of, premium, if any, or interest, if any, on any Debt Security; (b) reduce the principal amount of, premium, if any, or interest, if any, on any Debt Security; (c) reduce the amount of principal of an Original Issue Discount Debt Security payable upon acceleration of the Stated Maturity thereof; (d) change the place or currency of payment of the principal of, premium, if any, or interest, if any, on any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (f) reduce the percentage in aggregate principal amount of the Outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

  The holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series will be able, on behalf of all holders of the Debt Securities of that series, to waive compliance by the Company with certain restrictive provisions of the Indenture, or any past default under the Indenture with respect to the Debt Securities of that series, except a default in the payment of principal, premium, if any, or interest, if any, or in respect of a provision of the Indenture which cannot be amended or modified without the consent of the holder of each Outstanding Debt Security of the series affected.

SATISFACTION AND DISCHARGE OF INDENTURE

  The Indenture, with respect to any and all series of Debt Securities (except for certain specified surviving obligations including, among other things, the Company's obligation to pay the principal of, premium, if any, or interest, if any, on any Debt Securities), will be discharged and cancelled upon the satisfaction of certain conditions, including the payment in full of the principal of, premium, if any, and interest, if any, on all of the Debt Securities of such series or the deposit with the Trustee of an amount of cash sufficient for such payment or redemption, in accordance with the Indenture.

DEFEASANCE

  The Company will be able to terminate certain of its obligations under the Indenture with respect to the Debt Securities of any series on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee cash or U.S. government obligations (or combination thereof) sufficient to pay the principal of, premium, if any, and interest, if any, on the Debt Securities of such series to their maturity or redemption date in accordance with the terms of the Indenture and such Debt Securities.

GOVERNING LAW AND CONSENT TO JURISDICTION

  The Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of California.

CONCERNING THE TRUSTEE

  The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company; provided, however, that if the Trustee acquires any conflicting interest it must eliminate such conflict or resign or otherwise comply with the Trust Indenture Act of 1939, as amended.

  The Indenture provides that, in case an Event of Default should occur and be continuing, the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs in the exercise of its powers.

                        DESCRIPTION OF PREFERRED STOCK

  The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Restatement of the Company (the "Charter Documents"), and the Board of Directors' resolution or articles supplementary (the "Articles Supplementary") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Preferred Stock.

GENERAL

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $1.00 par value per share, and 50,000,000 shares of Preferred Stock, $1.00 par value per share. See "Description of Common Stock."

  Under the Charter Documents, the Board of Directors of the Company is authorized without further stockholder action to establish and issue, from time to time, up to 50,000,000 shares of preferred stock of the Company, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by the Board of Directors of the Company.

  The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

  The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions of assets with each other series of the Preferred Stock. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

CERTAIN PROVISIONS OF THE CHARTER DOCUMENTS

  See "Description of Common Stock--Redemption and Business Combination Provisions" for a description of certain provisions of the Charter Documents, including provisions relating to redemption rights and provisions which may have certain anti-takeover effects.

DIVIDEND RIGHTS

  Holders of shares of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as will be set forth in, or as are determined by the method described in, the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

  Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement relating to such series of Preferred Stock. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company shall have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

  So long as the shares of any series of the Preferred Stock shall be outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other series of preferred stock of the Company (other than Junior Stock, as defined below) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any shares of any other preferred stock of the Company of any series (other than Junior Stock), the Company may not declare any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock of the Company, other than Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

LIQUIDATION PREFERENCE

  In the event of any liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets or payment is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution or payment to such series of Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of preferred stock of the Company (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of the Company will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

  If such payment shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes of stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

REDEMPTION

  A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.

  In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

  So long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distributions of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock of such series or of shares of such other series of preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series, and, unless the full cumulative dividends on all outstanding shares of any cumulative Preferred Stock of such series and any other stock of the Company ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for stock of the Company) ranking junior to the Preferred Stock of such series as to dividends and upon liquidation.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Preferred Stock to be redeemed at the address shown on the stock transfer books of the Company. After the redemption date, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

CONVERSION RIGHTS

  The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of Common Stock or another series of Preferred Stock will be set forth in the Prospectus Supplement relating thereto. See "Description of Common Stock."

VOTING RIGHTS

  Except as indicated below or in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

  So long as any shares of Preferred Stock remain outstanding, the Company shall not, without the consent or the affirmative vote of the holders of a majority of the shares of each series of Preferred Stock outstanding at the time given in person or by proxy, either in writing or at a meeting (such series voting separately as a class) (i) authorize, create or issue, or increase the authorized or issued amount of, any series of stock ranking prior to such series of Preferred Stock with respect to payment of dividends, or the distribution of assets on liquidation, dissolution or winding up or reclassifying any authorized stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Stock of such series in any manner which materially and adversely affects the powers, preferences, voting power or other rights or privileges of such series of the Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or the creation or issuance of other series of preferred stock, or any increase in the amount of authorized shares of such series or of any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

RESTRICTIONS ON OWNERSHIP

  For the Company to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

                          DESCRIPTION OF COMMON STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $1.00 per share, and 50,000,000 shares of Preferred Stock, par value $1.00 per share. The following description is qualified in all respects by reference to the Charter Documents of the Company, a copy of which was filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, the Amended and Restated Bylaws of the Company, a copy of which was filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and the Rights Agreement (the "Rights Agreement") between the Company and Bank of New York (successor to Chemical Trust Company of California), as Rights Agent.

COMMON STOCK

  All shares of Common Stock participate equally in dividends payable to holders of Common Stock when and as declared by the Board of Directors and in net assets available for distribution to holders of Common Stock on liquidation, dissolution, or winding up of the Company, have one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. All issued and outstanding shares of Common Stock are, and the Common Stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable. Holders of the Common Stock do not have preference, conversion, exchange or preemptive rights. The Common Stock is listed on the New York Stock Exchange (NYSE
Symbol: HCP).

STOCKHOLDER RIGHTS PLAN

  On July 5, 1990, the Board of Directors of the Company declared a dividend distribution of one right (each, a "Right") for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on July 30, 1990. When exercisable, each Right entitles the registered holder to purchase from the Company one share of the Company's Common Stock at a price of $47.50 per share, subject to adjustment. Initially, the Rights will be attached to all outstanding shares of Common Stock, and no separate Rights Certificates will be distributed. The Board also authorized the issuance of one Right with respect to each share of Common Stock that shall become outstanding between July 30, 1990 and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (all as defined in the Rights Agreement). Each share of Common Stock offered hereby will have upon issuance one Right attached.

  The Rights will become exercisable and will detach from the Common Stock upon the earlier of (i) the tenth day after the public announcement that any person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock, or (ii) the tenth day after any person or group commences, or announces an intention to commence, a tender or exchange offer which, if consummated, would result in the beneficial ownership by a person or group of 30% or more of the Company's Common Stock (the earlier of (i) and (ii) being the "Distribution Date"). If such person or group acquires beneficial ownership of 15% or more of the Company's Common Stock (except pursuant to certain cash tender offers for all outstanding Common Stock approved by the Board of Directors) or if the Company is the surviving corporation in a merger and its Common Stock is not changed or exchanged, each Right will entitle the holder to purchase, at the Right's then current exercise price, that number of shares of the Company's Common Stock having a market value equal to twice the exercise price. Similarly, if after the Rights become exercisable, the Company merges or consolidates with, or sells 50% or more of its assets or earning power to, another person, each Right will then entitle the holder to purchase, at the Right's then current exercise price, that number of shares of the stock of the acquiring company which at the time of such transaction would have a market value equal to twice the exercise price.

  The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right by the Board of Directors at any time until ten days following the public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's outstanding Common Stock. The Board of Directors may, under certain circumstances, extend the period during which the Rights are redeemable or postpone the Distribution Date. The Rights will expire on July 30, 2000, unless earlier redeemed.

TRANSFER RESTRICTIONS, REDEMPTION AND BUSINESS COMBINATION PROVISIONS

  If the Board of Directors shall, at any time and in good faith, be of the opinion that direct or indirect ownership of more than 9.9% or more of the voting shares of capital stock has or may become concentrated in the hands of one beneficial owner, the Board of Directors shall have the power (i) by lot or other means deemed equitable by it to call for the purchase from any stockholder of the Company a number of voting shares sufficient, in the opinion of the Board of Directors, to maintain or bring the direct or indirect ownership of voting shares of capital stock of such beneficial owner to a level of no more than 9.9% of the outstanding voting shares of the Company's capital stock, and (ii) to refuse to transfer or issue voting shares of capital stock to any person whose acquisition of such voting shares would, in the opinion of the Board of Directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of capital stock of the Company. Further, any transfer of shares, options, warrants, or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding voting shares shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any voting shares of capital stock so redeemed shall be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of such acquisitions are sent by the Company, or, if no such closing sales prices or quotations are available, then the purchase price shall be equal to the net asset value of such stock as determined by the Board of Directors in accordance with the provisions of applicable law. From and after the date fixed for purchase by the Board of Directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

  The Charter Documents require that, except in certain circumstances, Business Combinations (as defined below) between the Company and a beneficial holder of 10% or more of the Company's outstanding voting stock (a "Related Person") be approved by the affirmative vote of at least 90% of the outstanding voting shares of the Company.

  A Business Combination is defined in the Charter Documents as (a) any merger or consolidation of the Company with or into a Related Person, (b) any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any "Substantial Part" (as defined below) of the assets of the Company (including without limitation any voting securities of a subsidiary) to a Related Person, (c) any merger or consolidation of a Related Person with or into the Company, (d) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of a Related Person to the Company, (e) the issuance of any securities (other than by way of pro rata distribution to all stockholders) of the Company to a Related Person, and (f) any agreement, contract or other arrangement providing for any of the transactions described in the definition of Business Combination. The term "Substantial Part" shall mean more than 10% of the book value of the total assets of the Company as of the end of its most recent fiscal year ending prior to the time the determination is being made.

  The foregoing provisions of the Charter Documents and certain other matters may not be amended without the affirmative vote of at least 90% of the outstanding voting shares of the Company.

  The Rights and the foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem to be in their interests or in which they might receive a substantial premium. The Board of Directors' authority to issue and establish the terms of currently authorized Preferred Stock, without stockholder approval, may also have the effect of discouraging takeover attempts. See "Description of Preferred Stock." The Rights and the foregoing provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares of Common Stock, deprive stockholders of opportunities to sell at a temporarily higher market price. However, the Board of Directors believes that inclusion of the Business Combination provisions in the Charter Documents and the Rights may help assure fair treatment of stockholders and preserve the assets of the Company.

  The foregoing summary of certain provisions of the Rights and the Charter Documents does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and, the Charter Documents and the Rights Agreement, copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

TRANSFER AGENT AND REGISTRAR

  Bank of New York acts as transfer agent and registrar of the Common Stock.

           CERTAIN FEDERAL INCOME TAX CONSIDERATIONS TO THE COMPANY

  The following summary of certain federal income tax considerations to the Company is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Securities will vary depending upon the terms of the specific Securities acquired by such holder, as well as his particular situation, and this discussion does not attempt to address any aspects of federal income taxation relating to holders of Securities. Certain federal income tax considerations relevant to holders of the Securities will be provided in the applicable Prospectus Supplement relating thereto.

  EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY AS A REIT

  General. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1985. The Company believes that, commencing with its taxable year ended December 31, 1985, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it has operated or will continue to operate in such a manner so as to qualify or remain qualified. Further, the anticipated income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "--Failure to Qualify."

  These sections of the Code and the corresponding Treasury Regulations, are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. Latham & Watkins has acted as tax counsel to the Company in connection with this Prospectus and the Company's election to be taxed as a REIT.

  Latham & Watkins rendered an opinion to the Company as of June 18, 1998 to the effect that, commencing with the Company's taxable year ended December 31, 1985, the Company was organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation would enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion was based on various assumptions and was conditioned upon certain representations made by the Company as to factual matters and that Latham & Watkins undertook no obligation to update this opinion subsequent to such date. In addition, this opinion was based upon the factual representations of the Company as set forth in this Prospectus. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet (through actual annual operating results, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code discussed below, the results of which have not been and will not be reviewed by Latham & Watkins. Accordingly, no assurance can be given that the actual results of the Company's operation in any particular taxable year will satisfy such requirements. See "--Failure to Qualify."

  If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be required to pay tax at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (defined generally as property acquired by the Company through foreclosure or otherwise after a default on a loan secured by the property or a lease of the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-In Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to Internal Revenue Service ("IRS") Notice 88-19 and that the availability or nature of such election is not modified as proposed in President Clinton's 1999 Federal Budget Proposal.

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons, (6) at any time during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) and (7) which meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

  The Company believes that the conditions set forth in (1) through (4) above have been satisfied. The Company also believes that it has issued sufficient shares of common stock and preferred stock with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6). In addition, the Company's Charter Documents provide for restrictions regarding transfer of the Company's capital stock, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirement described in (6) above. Such transfer restrictions are described in "Transfer Restrictions, Redemption and Business Combination Provisions." There can be no assurance, however, that such transfer restrictions will, in all cases, prevent a violation of the stock ownership provisions described in (6) above. The ownership and transfer restrictions pertaining to a particular class or series of capital stock will be described in the applicable Prospectus Supplement pertaining to such class or series. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate; provided, however, beginning January 1, 1998, if the Company complies with the rules contained in the applicable Treasury Regulations requiring the Company to attempt to ascertain the actual ownership of its shares, and the Company does not know, and would not have known through the exercise of reasonable diligence, whether it failed to meet the requirement set forth in condition (6) above, the Company will be treated as having met such requirement. See "--Failure to Qualify." In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has a calendar taxable year.

  The Company owns, directly or indirectly, interests in various partnerships and limited liability companies (collectively, the "Partnerships"). In the case of a REIT that is a partner in a partnership or member of a limited liability company which is taxable as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company (as the case may be) and will be deemed to be entitled to the income of the partnership or limited liability company (as the case may be) attributable to such share. In addition, the character of the assets and gross income of the partnership or limited liability company (as the case may be) will retain the same character in the hands of the REIT for purposes of
Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the partnerships and limited liability companies in which the Company is a partner or member will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein.

  The Company owns and operates a number of properties through subsidiaries. Code Section 856(i) provides that a corporation which is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of the Company. A qualified REIT subsidiary will not be subject to federal income tax and the Company's ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitutes more than 10% of such issuer's voting securities or more than 5% of the value of the Company's total assets.

  Income Tests. In order to maintain its qualification as a REIT, the Company annually must satisfy certain gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, for each taxable year beginning on or prior to August 6, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

  Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property (subject to a 1% de minimis exception applicable to the Company for its taxable years beginning in 1998), other than through an independent contractor from whom the REIT derives no revenue; provided, however, the REIT may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. The Company does not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant, (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue. Notwithstanding the foregoing, the Company may have taken and may continue to take certain of the actions set forth in (i) through (iv) above to the extent such actions will not, based on the advice of tax counsel to the Company, jeopardize the Company's tax status as a REIT.

  The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

  The Company expects to recognize income from the performance of certain management and administrative services relating to the partnerships in which it owns interests. At least a portion of this income will not be qualifying income under the 95% and 75% gross income tests described above. The Company believes that the aggregate amount of this service income (and any other non-qualifying income) in any taxable year will not exceed the limits on non-qualifying income under the gross income tests described above.

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because non-qualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company would not qualify as a REIT. As discussed above in "-- Taxation of the Company-General," even if these relief provisions apply, a 100% tax would be imposed on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company failed the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. No similar mitigation provision provides relief if the Company failed the 30% gross income test in years prior to 1998. In such case, the Company would have ceased to qualify as a REIT.

  Any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including the Company's share of any such gain realized by any of the Partnerships) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Company holds its properties for investment with a view to long-term appreciation, engages in the business of acquiring, developing, owning, and operating such properties (and other properties) and makes such occasional sales of its properties as are consistent with the Company's investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of such sales is subject to the 100% penalty tax.

  Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets (including assets held by the Company's qualified REIT subsidiaries and the Company's allocable share of the assets held by the Partnerships) must be represented by real estate assets, stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or a long-term (at least five years) public debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

  After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including as a result of the Company increasing its interest in one or more of the Partnerships if the applicable Partnership owns the non-qualifying asset), the failure can be cured by the disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. The Company has maintained and intends to continue to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company fails to cure noncompliance with the asset tests within such time period, the Company would cease to qualify as a REIT.

  Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company would be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. The amount distributed must not be preferential -- i.e., each holder of shares of the Company's common stock must receive the same distribution per share, and each holder of shares of the Company's series A preferred stock must receive the same distribution per share. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company believes that it has made and intends to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

  The Company's REIT taxable income has been and is expected to continue to be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet these distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

  If the Company fails to meet the 95% distribution test due to certain adjustments (e.g., an increase in the Company's income or a decrease in its deduction for dividends paid) by reason of a judicial decision or by agreement with the IRS, the Company may be able to pay a "deficiency dividend" to shareholders of the Company in the taxable year of the adjustment, which dividend would relate back to the year being adjusted. In such case, the Company would also be required to pay interest to the IRS and would be subject to any applicable penalty provisions.

  Furthermore, if the Company should fail to distribute during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of the following January) at least the sum of (1) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax. The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements set forth above.

TAX RISKS ASSOCIATED WITH THE PARTNERSHIPS

  The ownership of an interest in a Partnership may involve special tax risks, including the possible challenge by the IRS of (i) allocations of income and expense items, which could affect the computation of taxable income of the Company, and (ii) the status of a Partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If any of the Partnerships were treated as an association taxable as a corporation for federal income tax purposes, the Partnership would be treated as a taxable entity. In addition, in such a situation, (i) if the Company owned more than 10% of the outstanding voting securities of such Partnership, or the value of such securities exceeded 5% of the value of the Company's assets, the Company would fail to satisfy the asset tests described above and would therefore fail to qualify as a REIT, (ii) distributions from any such Partnership to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and could, therefore, make it more difficult for the Company to satisfy such test,
(iii) the interest in any such Partnership held by the Company would not qualify as a "real estate asset," which could make it more difficult for the Company to meet the 75% asset test described above, and (iv) the Company would not be able to deduct its share of any losses generated by the Partnership in computing its taxable income. See "--Failure to Qualify" for a discussion of the effect of the Company's failure to meet such tests for a taxable year. The Company believes that each of the Partnerships will be treated for tax purposes as a partnership (rather than an association taxable as a corporation). No assurance can be given that the IRS will not successfully challenge the federal income tax status of the Partnerships as partnerships.

FAILURE TO QUALIFY

  If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Such a failure to qualify for taxation as a REIT would reduce the cash available for distribution by the Company to stockholders and to pay debt service and could have an adverse effect on the market value and marketability of the Securities. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. In addition, a recent federal budget proposal contains a provision which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 1999, and thus could effectively preclude the Company from re-electing to be taxed as a REIT following a loss of its REIT status.

STATE AND LOCAL TAXES

  The Company may be subject to state or local taxes in other jurisdictions such as those in which the Company may be deemed to be engaged in activities or own property or other interests. The state and local tax treatment of the Company may not conform to the federal income tax consequences discussed above.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities being offered hereby directly or through agents, underwriters or dealers, which may include Merrill Lynch, Pierce, Fenner & Smith Incorporated.

  Offers to purchase Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. The Company may also sell Securities to an agent as principal. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If any underwriters are utilized in the sale of Securities in respect of which this Prospectus is delivered, the Company will enter into an underwriting agreement with such underwriters and the names of the underwriters and the terms of the transaction will be set forth in the applicable Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  Securities may also be offered and sold, if so indicated in any Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If so indicated in any Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the applicable Prospectus Supplement, and such Prospectus Supplement will set forth the commission payable for solicitation of such offers.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Brown & Wood LLP, Los Angeles, California, will act as counsel for any agents or underwriters. Paul C. Pringle is a partner of Brown & Wood LLP and owns 3,000 shares of the Company's Common Stock. Certain legal matters relating to Maryland law will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland.

                                    EXPERTS

  The financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-
TION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPA-NYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDER-WRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANY-ING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REF-ERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO
BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Supplement Summary.............................................   S-3
The Company...............................................................   S-7
Health Care Reform........................................................  S-10
Recent Developments.......................................................  S-11
Properties................................................................  S-11
Use of Proceeds...........................................................  S-15
Capitalization............................................................  S-15
Selected Consolidated Financial Data......................................  S-16
Description of Series B Preferred Stock...................................  S-18
Certain Federal Income Tax Considerations to Holders of Series B Preferred
 Stock....................................................................  S-25
Underwriting..............................................................  S-29
Legal Matters.............................................................  S-30

                                  PROSPECTUS
                                                                            PAGE
                                                                            ----
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company...............................................................     3
Ratio of Earnings to Fixed Charges........................................     4
Use of Proceeds...........................................................     4
Description of the Debt Securities........................................     5
Description of Preferred Stock............................................    11
Description of Common Stock...............................................    14
Certain Federal Income Tax Considerations to the Company..................    17
Plan of Distribution......................................................    23
Legal Matters.............................................................    24
Experts...................................................................    24

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                               5,000,000 SHARES

                             HEALTH CARE PROPERTY
                                INVESTORS, INC.

 8.70% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK (LIQUIDATION PREFERENCE
                               $25.00 PER SHARE)

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------

                              MERRILL LYNCH & CO.
                          MORGAN STANLEY DEAN WITTER
                           PAINEWEBBER INCORPORATED
                      PRUDENTIAL SECURITIES INCORPORATED
                             SALOMON SMITH BARNEY

                               SEPTEMBER 1, 1998

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